NORTHGATE MINERALS CORPORATION
Kemess Underground Project

PRELIMINARY ECONOMIC ASSESSMENT
OF THE
KEMESS UNDERGROUND PROJECT
BRITISH COLUMBIA, CANADA

Prepared for Northgate Minerals Corporation

by

AMC Mining Consultants Canada Pty Ltd in accordance
with the requirements of National Instrument 43-101,
Standards for Disclosure for Mineral Projects, of the
Canadian Securities Administrators

Qualified Persons:

Mr Carl Edmunds PGeo.
Mr Michael Thomas HND (Mining) MAusIMM (CP)
Mr Ken Major PEng (BC)

AMC 711006
Effective Date 22 July 2011

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NORTHGATE MINERALS CORPORATION
Kemess Underground Project

CONTENTS

	TITLE PAGE
	TABLE OF CONTENTS
	ILLUSTRATIONS

1	SUMMARY			1
	1.1	Introduction		1
	1.2	Mineral Resources		1
	1.3	Mine Design		2
	1.4	Mineral Processing		2
	1.5	Economic Analysis		3
	1.6	Conclusions and Recommendations		4

2	INTRODUCTION AND TERMS OF REFERENCE			5
	2.1	Purpose of this Report		5
	2.2	Terms of Reference		5
	2.3	Sources of Information		5
	2.4	Field Involvement of Qualified Persons		6
	2.5	Units of Measure, Cost Base and Abbreviations		7

3	RELIANCE ON OTHER EXPERTS			9

4	PROPERTY DESCRIPTION AND LOCATION			10
	4.1	Ownership		10
	4.2	Location		10
	4.3	Description		11
	4.4	Mining Lease		11

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			13
	5.1	Access		13
	5.2	Climate		13
	5.3	Infrastructure		13

6	HISTORY			14
	6.1	Kemess South		14
	6.2	Kemess North		14

7	GEOLOGICAL SETTING			17
	7.1	Regional Geology		17
	7.2	Structural Setting		17
	7.3	Property Geology		19
	7.4	Faults		19
	7.5	Alteration		19
	7.6	Mineralization		20

8	DEPOSIT TYPES			23
	8.1	Deposit Type		23

9	EXPLORATION			24
	9.1	Exploration		24

10	DRILLING			26
	10.1	Drilling		26
	10.2	Procedures		26
		10.2.1	Sample Length/True Thickness	27
		10.2.2	Collar Survey	27
		10.2.3	Down-Hole Survey	27

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

11	SAMPLE PREPARATION, ANALYSES AND SECURITY			29
	11.1	Sample Preparation		29
	11.2	Security		29
	11.3	Analysis		30

12	DATA VERIFICATION			31
	12.1	Introduction		31
	12.2	Methods		31
	12.3	Results		31
	12.4	Summary of Verification		31

13	MINERAL PROCESSING AND METALLURGICAL TESTING			32
	13.1	History of Metallurgical Investigations on the Kemess North Deposit		32
	13.2	Metallurgical Samples		32
	13.3	Mineralogical Characteristics of the Kemess North Deposit		32
	13.4	Ball Mill Work Indices and Specific Gravity Measurements		33
	13.5	Fineness of Grind in Primary and Regrind Circuits		33
	13.6	Flotation Test-Work Results		34
	13.7	Metal Recovery and Concentrate Grade		35
	13.8	Concentrate Quality		35
	13.9	Tailings Characteristics		36

14	MINERAL RESOURCE ESTIMATES			37
	14.1	Background		37
	14.2	Geologic Model and Domains		37
	14.3	Data Analysis		39
	14.4	Variography		40
	14.5	De-Clustering		42
	14.6	Block Model Parameters		43
	14.7	Block Model Estimation Parameters		44
	14.8	Model Validation		45
	14.9	Resource Classification		45
	14.10	Mineral Resources Tonnage Grade Curves		45
	14.11	Kemess Underground Mineral Resource Estimate		47

15	MINERAL RESERVE ESTIMATES			49

16	MINING METHODS			50
	16.1	Introduction		50
	16.2	Geotechnical Investigations		50
		16.2.1	Geotechnical Data Review and Analysis	50
		16.2.2	Structural Analysis	52
		16.2.3	Characterization of Rock Mass Conditions	53
		16.2.4	Caveability Assessment	56
		16.2.5	Fragmentation Assessment	57
	16.3	Review of Underground Mining Options		60
		16.3.1	Preliminary Assessment of Mining Methods	64
		16.3.2	Open Stoping Methods	65
		16.3.3	SLC Mining Method	66
	16.4	Block Caving Method		68
		16.4.1	Block Cave Footprint Selection	68
		16.4.2	Ore Flow Modelling	71
		16.4.3	Block Cave Design	73
		16.4.4	Ore Handling	74
		16.4.5	Waste Handling	74
		16.4.6	Mine Access	75
		16.4.7	Portal Positions	75

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

		16.4.8	Mine Ventilation	75
		16.4.9	Layout of Mine Workings	77
		16.4.10	Production Scheduling	79

17	RECOVERY METHODS			84
	17.1	Ore Processing in the Kemess South Concentrator		84
	17.2	Process Design Criteria		84
	17.3	Process Flowheet		85
	17.4	Primary Stockpile		85
	17.5	Grinding		85
	17.6	Flotation		86
	17.7	Concentrate Dewatering		86
	17.8	Tailings Management		86

18	PROJECT INFRASTRUCTURE			88

19	MARKET STUDIES AND CONTRACTS			89

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			90
	20.1	Background		90
	20.2	Site Monitoring		91
	20.3	Water Management – Operational and Post Mine Closure		92
	20.4	Project Permitting Requirements		92
	20.5	Social and Community Communication Requirements		93
	20.6	Mine Closure (Remediation and Reclamation)		93

21	CAPITAL AND OPERATING COSTS			95
	21.1	Project Capital Cost		95
	21.2	Operating Costs		97

22	ECONOMIC ANALYSIS			100
	22.1	Economic Model		100
	22.2	Metal Prices		100
	22.3	Concentrate Production and Off-Site Costs		100
	22.4	Economic Assessment		100

23	ADJACENT PROPERTIES			104

24	OTHER RELEVANT DATA AND INFORMATION			105

25	INTERPRETATION AND CONCLUSIONS			106

26	RECOMMENDATIONS			107
	26.1	Recommendations Relating to Mineral Resource Estimation		107
	26.2	Recommendations Relating to Metallurgical Test-Work		107
	26.3	Recommendations Relating to Geotechnical Investigations		107
	26.4	Recommendations Relating to Mine Design Studies		108
	26.5	Other Recommendations		108
	26.6	Cost of Recommendations		109

27	REFERENCES			110

28	CERTIFICATE OF QUALIFIED PERSON			111

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

TABLES

Table 1.1	Kemess Underground Mineral Resources (February 2011)	1
Table 1.2	Summary of Project, Cost and Financial Results	3
Table 2.1	Persons Who Prepared or Contributed to this Report	6
Table 2.2	Abbreviations Used in the Report	8
Table 6.1	Kemess South Production History	14
Table 6.2	Kemess North Exploration History	15
Table 9.1	Drill Campaign Statistics at Kemess North	24
Table 9.2	Exploration Employees/Contractors	25
Table 10.1	Historic Holes with Adjusted Trajectories	28
Table 13.1	Description of Composite Samples for the 2011 Test-Work Program	32
Table 13.2	Recovery, Concentrate and Regrind Particle Size	34
Table 13.3	2003 Projected Plant Performance when Treating Kemess North Ore	34
Table 13.4	Test Results from the 2011 G&T Test-Work Program	34
Table 13.5	Locked Cycle Test Comparison	35
Table 13.6	Metallurgical Recovery and Grade Estimates for Kemess Underground	35
Table 14.1	Contact Analysis Results	38
Table 14.2	Estimation Domains	38
Table 14.3	Gold Variogram Parameters	42
Table 14.4	Cu/Ag Cross Variogram Parameters	42
Table 14.5	De-Clustering Statistics for Cu and Au for Domain 4	43
Table 14.6	Model Limits (Local Mine Grid)	43
Table 14.7	Comparison of Wireframe and Model Volumes	43
Table 14.8	List of Search Parameters for Au, Cu and Ag	44
Table 14.9	Summary of Blocks Estimated and Blocks per Domain	44
Table 14.10	Mineral Contents within Indicated and Inferred Wireframes	46
Table 14.11	Kemess Underground Mineral Resources (February 2011)	48
Table 16.1	Summary of Structural Sets	52
Table 16.2	Adjustment Factors Applied to Estimate MRMR Values	57
Table 16.3	Summary of Caveability Assessment Results	57
Table 16.4	Summary of Primary and Secondary Fragmentation Results	59
Table 16.5	Parameters Used to Calculate NSR Values	61
Table 16.6	Tonnage and Grade Distribution (Mining Block Model)	63
Table 16.7	SLC Design Parameters	67
Table 16.8	Total Development Required for SLC Mine	67
Table 16.9	Estimated Operating Costs for SLC Mining	68
Table 16.10	Initial Cave Output Estimate	71
Table 16.11	Tonnage and Grades Recovered at Various Draw Widths	72
Table 16.12	Specifications of Main Drift Conveyor	74
Table 16.13	Specifications of Surface Conveyor	74
Table 16.14	Estimate of Airflow Quantities	76
Table 16.15	Total Development Required for Block Cave Mine	79
Table 16.16	Summary of Development and Block Cave Production	82
Table 16.17	Mine Production Schedule	82
Table 16.18	Mill Feed Schedule	83
Table 17.1	Ore Processing Characteristics of the Kemess Deposits	84
Table 21.1	Summary of Capital Expenditure	95
Table 21.2	Summary of Mine Development Capital	96
Table 21.3	Summary of Mine Equipment Capital	96
Table 21.4	Life-of-Mine Operating Cost	98
Table 21.5	Estimated Mining Costs	98
Table 21.6	Estimated Ore Processing Costs	98
Table 21.7	Estimated G&A Costs	99

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NORTHGATE MINERALS CORPORATION
Kemess Underground Project

Table 22.1	Metal Prices and Concentrate Treatment Terms	100
Table 22.2	Summary of Project Physical, Cost and Financial Parameters	101
Table 22.3	Sensitivity to Upside Metal Prices and Higher Production Rate	103
Table 27.1	Table of References	110

FIGURES

Figure 1.1	Project Undiscounted Cash-Flow	4
Figure 4.1	Location of the Kemess Property	10
Figure 4.2	Kemess Mining Leases	12
Figure 7.1	Toodoggone District Geology (McKinley 2006)	18
Figure 7.2	Surface Alteration Mapping at Kemess North by McKinley 2006	21
Figure 7.3	Vein Paragenisis at Kemess North (McKinley 2006)	22
Figure 10.1	Drill Hole Locations – 146 Holes in Kemess Underground Area	28
Figure 14.1	Estimation Domains	39
Figure 14.2	Experimental and Modelled Variogram of Au for Domain 4	41
Figure 14.3	Experimental and Modelled Cross Variogram of Cu and Ag for Domain 4	41
Figure 14.4	Grade-Tonnage Curve for Au inside the Indicated Wireframe	46
Figure 14.5	Grade-Tonnage Curve for Cu inside the Indicated Wireframe	47
Figure 16.1	Distribution Plots of Geotechnical Parameters for All Rock Mass Data	51
Figure 16.2	Section Showing Lithology Groups and RQD Histograms on Drill Hole Traces	55
Figure 16.3	Representative Lengths of Drill Core	56
Figure 16.4	Primary Fragmentation Analysis – Black Lake Intrusives	59
Figure 16.5	Secondary Fragmentation Analysis – Black Lake Intrusives, 20 cm/Day	60
Figure 16.6	Horizontal Slices Through Resource Model Showing NSR Values	62
Figure 16.7	Cross Sections on 10200E and 10500E	63
Figure 16.8	Expected Cost Ranges for Different Mining Methods	64
Figure 16.9	Plan View of Open Stoping Layout with Pillars	65
Figure 16.10	SLC Design Concept	66
Figure 16.11	Draw Parameter Input Assumptions	69
Figure 16.12	Selected Block Cave Footprint	70
Figure 16.13	Section on 9700N Looking North Showing Typical Column Heights	71
Figure 16.14	Flow Model Sections Showing the Residual Grade Distribution	73
Figure 16.15	Portal and Surface Conveyor Location Options	75
Figure 16.16	Ventilating Airflow Quantities vs Block Cave Production Rate	76
Figure 16.17	Conceptual Ventilation Circuit	77
Figure 16.18	View Showing Mine Layout	78
Figure 16.19	Plan View Showing Extraction Level Layout	78
Figure 16.20	View Showing Extraction and Ore Transfer Levels	79
Figure 16.21	Relationship Between Production Rate and Active Footprint Area	80
Figure 16.22	Development and Production Schedule	81
Figure 16.23	Drawpoint Production Schedule	81
Figure 16.24	Mill Feed Grades	83
Figure 17.1	Kemess North and South Simplified Concentrator Flowsheet	85
Figure 20.1	Kemess – Local Drainage System	90
Figure 21.1	Life-of-Mine Capital and Operating Expenditure Schedule	97
Figure 22.1	Project Undiscounted Cash-Flow	102
Figure 22.2	Sensitivity Analysis	102

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

1	SUMMARY

1.1	Introduction

This report provides a preliminary economic assessment of the Kemess Underground Project (the “Project”). The report is intended to enable Northgate Minerals Corporation (“Northgate”) owners of the property, to make decisions relating to the need for and the nature of further work on the Project.

The Project envisages mining the Kemess underground mineral resource (part of the Kemess North deposit) by a block/panel caving method.

The mineral resource lies approximately 5 km to the north of the existing Kemess South open pit and mill complex. Mining of the South pit is now complete and activities at the site are currently focused on remediation and reclamation work. Should the Project proceed, it is envisaged that the existing mill and site infrastructure will be retained on care and maintenance for later use as part of the Project.

All monetary values shown in the report are Canadian Dollars unless otherwise stated.

1.2	Mineral Resources

The Kemess underground mineral resource estimate is shown in Table 1.1. The mineral resources are contained within a portion of the resource block model judged to be potentially minable by block caving.

Table 1.1 Kemess Underground Mineral Resources (February 2011)

Cut-Off $/t NSR	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Gold* (Moz)	Copper (Mlb)	NSR** ($/t)
Indicated $15 $13 All blocks	136.5 162.8 185.0	0.56 0.51 0.48	0.29 0.27 0.25	2.11 1.99 1.88	2.61 2.87 3.04	860.6 964.8 1032.9	$24.96 $23.19 $21.72
Inferred $15 $13 All blocks	6.0 7.8 10.2	0.42 0.39 0.35	0.22 0.21 0.20	1.65 1.57 1.43	0.09 0.10 0.12	29.6 36.6 43.7	$19.07 $17.96 $16.25

Using US$1,100/oz gold, US$2.80/lb copper and US$20/oz silver.
*Includes silver contribution at 55 ounces of silver to one ounce of gold.
**NSR (Net Smelter Return) or in situ recovered value assumes metallurgical recoveries of 90% for copper and 68% for gold and a C$/US$ exchange rate of 1.00.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

1.3	Mine Design

The mine design prepared for the preliminary appraisal envisages an eight million tonne per annum, highly automated, trackless, block caving operation similar to Northparkes and Ridgeway mines in Australia, the Grasberg mine in Indonesia, and the Palabora mine in South Africa.

Based on an analysis of the geometry and grade distribution in the deposit, a single extraction level with a footprint of approximately 125,000 m2 has been selected for the preliminary evaluation. The footprint has been selected by comparing the value of the resource overlying the footprint with the cost of developing the necessary drawpoints and undercut. The process identified a total minable tonnage of approximately 88 Mt above a Net Smelter Return (“NSR”) shut-off value of $14.00. The minable tonnage originates almost entirely from Indicated Mineral Resources.

Analysis of the geotechnical data obtained during a drilling program carried out in 2010 indicates that the rock mass is likely to cave when the hydraulic radius of the undercut approaches 39 m. This is significantly less than the hydraulic radius of the undercut design (89 m).

Preliminary assessment indicates that initially, fragmentation will be coarse, with some 48% of rock produced having a size greater than 2 m3 (the common measure used to assess block cave fragmentation). Fragmentation will become finer as the cave matures. Practical and efficient methods of secondary breaking in drawpoints and grizzlies will be required. By comparison, fragmentation estimates made at the feasibility study stage for the Palabora mine, where coarse fragmentation has been recognized as presenting production challenges, were over 75% greater than 2 m3.

The mine design envisages ore from drawpoints being transferred to ore passes using electric powered scoops. Diesel powered trucks operating on a transfer level below the extraction level will transfer ore to a primary crusher. Crushed ore will then be conveyed out of the mine to the surface portal in a single lift and then transferred to an overland conveyor system for delivery to the existing crushed ore stockpile ahead of the Kemess South mill.

Access to the mine will be via a drift driven at a gradient of approximately 1 in 9 running parallel to the conveyor drift. The twin drifts will be used as intake and return airways. Intake and return ventilation shafts positioned close to the deposit will provide additional airflow to the mine workings.

1.4	Mineral Processing

Metallurgical test-work is currently being carried out on samples from drill core recovered during the 2010 drilling program. The preliminary results from this work combined with the results of a significant body of work carried out during the previous feasibility study on the Kemess North open pit project indicate the ability to produce a saleable copper concentrate similar to that previously produced from the Kemess South mine. The test-work indicates the ability to achieve copper and gold recoveries of 91% and 72% respectively at a concentrate grade of 22% copper.

The Kemess South mill had a capacity of approximately 52,000 t/d using twin milling and flotation circuits. It is envisaged that only one circuit will be required to process ore from the Project, and that only minor modifications and upgrades to the circuit and the existing infrastructure will be required.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

1.5	Economic Analysis

Key physical and financial results from the preliminary economic assessment are shown Table 1.2. Metal prices used in the economic analysis are; US$2.80/lb for copper, US$1,100/oz for gold and $20/oz for silver. A Canadian Dollar to US Dollar exchange rate of 1.00 has been used. Figure 1.1 shows the undiscounted cash-flow for the Project.

Table 1.2 Summary of Project, Cost and Financial Results

Item	Units	Quantity
PHYSICALS Drift Metres (includes ore, waste and bulk excavations) Production Tonnes (milled) Cu Grade (diluted) Au Grade (diluted) Ag Grade (diluted) Cu Payable Metal Au Payable Metal Ag Payable Metal	m Mt % g/t g/t kt (Mlb) Moz Moz	46,600 87.987 0.28 0.55 2.01 211.2 (465.6) 1.093 2.700
COSTS
Project Capital
Sustaining Capital (includes rehabilitation)
Operating Costs
Off-site Costs
Total Costs
Site Operating Cost per Tonne
Site Operating Cost per Payable lb of CuEq*
Site Total Cash Cost per Tonne	$M $M $M $M $M $/t $/lb $/t	$437 $286 $1,168 $319 $2,209 $13.27 $1.28 $21.49
FINANCIAL Revenue Peak Debt EBITDA (undiscounted) Discount Rate NPV IRR Payback from 2013 Project Life (from start)	$M $M $M % $M % yrs yrs	$2,563 -$456 $354 5% $115 10% 10 16

*After Au and Ag credits.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

1.6	Conclusions and Recommendations

The preliminary economic assessment indicates that the Project has the potential to be developed into an economically viable mining and processing operation. However, the success of the Project will depend heavily on realizable copper and gold prices.

Block/panel caving is the only underground mining method with the potential to economically mine the deposit. Although there is a higher grade zone within the deposit, the tonnage and grade of this zone is insufficient to cover the higher mining, processing, and overhead costs associated with more selective mining methods.

Figure 1.1 Project Undiscounted Cash-Flow

The mining outline prepared for this preliminary economic assessment is based on a selection of block cave draw columns that return a positive value net of all costs. Higher metal prices than those used in the study would result in the mining outline expanding to the south and east into areas of lower grade mineralization. The potential to enlarge the mining outline and increase the minable tonnage could extend the life of the Project, albeit at declining ore grades.

The general location of the proposed portal, main access drifts, and surface conveyor alignment results in less environmental impact than alternative locations considered. Despite the longer decline length required to access the deposit, the vertical lift is less, as is the overland conveyor length compared to other options. In AMC’s opinion the proposed portal location and ore transportation system provide the most suitable arrangements for the Project.

In AMC’s opinion further work is justified to advance the Project to pre-feasibility and feasibility stages. In any new block caving operation there is uncertainty regarding the rate and uniformity of cave progression, fragmentation, the effects of stress redistribution on development, and the mechanisms of material mixing in the cave. These uncertainties can be reduced, but not eliminated, by further pre-development investigation and analysis. In new block cave mines, a decision to develop the Project, or not, inevitably needs to be made while significant technical uncertainties remain.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

2	INTRODUCTION AND TERMS OF REFERENCE

2.1	Purpose of this Report

The purpose of this report is to provide Northgate Minerals Corporation (“Northgate”) with a preliminary economic assessment of the Project. The report is intended to enable Northgate to make decisions relating to the need for and the nature of further work on the Project.

2.2	Terms of Reference

Northgate has commissioned AMC Mining Consultants (Canada) Pty Ltd (“AMC”) to carry out a study on the Project as a basis for a Technical Report complying with Canadian National Instrument 43-101 (“NI 43-101”) and Form 43-101F1.

AMC’s study includes:

  An analysis of geotechnical data collected from drill hole logs.

  Mine design work based on a mineral resource model and geological information prepared by Northgate. The study focuses on the selection and concept design of a preferred mining method.

  Various engineering studies relating to materials handling, mineral processing and project infrastructure. These studies focus on identifying the most suitable method of transferring ore from the deposit to the existing Kemess mill and the modifications to the mill necessary to treat ore from the deposit.

  Estimation of the expenditure required to develop and mine the deposit, and the revenue generated by the Project.

  The assimilation and presentation of other information relevant to the economic assessment of the Project and the requirements of NI 43-101.

AMC worked closely with Northgate personnel during the study to make best use of their accumulated experience and knowledge of the deposit and the existing Kemess South operation. AMC also worked closely with a number of subconsultants who have been involved in previous studies related to the Kemess property.

The economic model prepared for the preliminary economic assessment is based on metal prices and off-site cost assumptions advised by Northgate. AMC has reviewed these prices and assumptions, and is satisfied as to their reasonableness. The accuracy of the study estimates and the inputs to the preliminary economic assessment are consistent with a study to be used as a basis for making a commitment for funding further exploration and evaluation studies, where the investment risk is relatively small.

2.3	Sources of Information

Key sources of information used in preparation of this report include:

  The mineral resource estimate for the Kemess underground deposit prepared by Northgate and publically announced in February 2011.

  Northgate Mineral Corporation, January 2011, Kemess Underground Mineral Resource Estimation Report.

  Geological and geotechnical drill hole logs and other geological data provided by Northgate.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

  AMEC Earth & Environmental, May 2011, Kemess Underground Project – East Dam Pre- feasibility Study Report.

  Hatch, June 2011, report titled “Northgate Minerals Corporation Kemess Underground Crushing and Overland Conveying Conceptual Study and Budgetary Cost Estimate”.

  KWM Consulting Inc., May 2011, Report on Kemess North Underground Project Metallurgy and Process.

  Kemess Mine Unaudited Financial Operating Statements – December 2010, prepared by Northgate.

A full list of references is included in Section 23.

2.4	Field Involvement of Qualified Persons

The Qualified Persons who prepared or contributed to this report are listed in Table 2.1.

Table 2.1 Persons Who Prepared or Contributed to this Report

Qualified Persons Responsible for the Preparation of this Report
Qualified Person	Position	Employer	Professional Designation	Sections of Report
Mr Michael Thomas	Director, Principal Mining Consultant	AMC Consultants Limited	MAusIMM CP	1 to 6, 15 to 16, 18 to 27
Mr Carl Edmunds	Exploration Manager	Northgate Minerals Corporation	PGeo	7 to 12, 14
Mr Ken Major	Consultant Metallurgist	KWM Consulting Inc.	PEng (BC)	13 and 17

Mr Michael Thomas visited the Kemess operation in December 2010. During the site visit, AMC examined selected drill core and carried out an aerial inspection of the area surrounding the deposit, including potential portal access sites. AMC also interviewed key Northgate personal on matters relating to the then current operations at the Kemess South open pit mine.

Mr Carl Edmunds has been an employee of Northgate since 2002 and has been responsible for managing various drilling and site investigations on the Kemess Underground deposit. Mr Edmunds has made numerous visits to the site and spent several weeks at the site during the execution of the 2010 drilling program.

Mr Ken Major is a consulting metallurgist who has provided various consulting and engineering services to the Kemess mill operations team since Northgate acquired the mine.

This report was prepared by AMC based on information and reports prepared by the Qualified Persons (“QPs”) shown in Table 2.1. Each QP assumes the responsibility for those sections or areas of the report that are referenced opposite their name in Table 2.1. None of the QPs accept any responsibility or liability for the sections or areas of the report that were prepared by other QPs.

Pursuant to its engagement with AMC, Northgate is permitted to file the report with the Canadian Securities Regulatory Authorities pursuant to provincial securities law, and any use of the report by any third party is at that party’s sole risk.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

The report is intended to be read as a whole, and sections should not be read or relied upon out of context. The report contains the expression of the professional opinions of the QPs based upon information available at the time of preparation.

2.5	Units of Measure, Cost Base and Abbreviations

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is Canadian Dollars (C$) unless otherwise noted. Costs have a base date of 1 January 2011.

Abbreviations used in this report are in Table 2.2.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

Table 2.2 Abbreviations Used in the Report

Abbrev.	Definition	Abbrev.	Definition
AAS	atomic absorption spectrometer	MG	Medium Grade
Ag	chemical symbol for silver	mm	Millimeter
As	chemical symbol for arsenic	Moz	Million ounces
Au	chemical symbol for gold	Mpa	Mega pascals
AusIMM	Australasian Institute of Mining and Metallurgy	mRL	relative level in meters
Bi	Bismuth	Mt	Million tonnes
C$	Canadian Dollar	Mtpa	Million tonnes per annum
C	Celsius	MW	Megawatt
cm	Centimeter	MWh	Megawatt-hour
Ca	chemical symbol for calcium	oz	troy ounce
Cu	chemical symbol for copper	Pb	Chemical symbol for lead
dmt	dry metric tonne	ppm	parts per million (equivalent of g/t)
EM	Electro-magnetic (geophysical survey)	PQ	85 mm diameter core size drill hole
g	Grams	QA	Quality Assurance
g/t	grams per tonne	QC	Quality Control
GPS	global positioning system	QP	Qualified Person
HG	High Grade	s	second
HQ	63.5 mm diameter core size drill hole	SAG	semi autogenous grinding
ICP	Inductively Coupled Plasma	Se	chemical symbol for selenium
IP	Induced Polarization	SG	specific gravity
kg	kilogram	SLC	sub-level caving
km	kilometer	t	tonne
km2	square kilometer	t/day	tonnes per day
kt	kilotonnes	t/a	tonnes per annum
kWh	Kilowatt hour	tph	tonnes per hour
lb	pound Av	U/G	under ground
LG	Low Grade	Zn	chemical symbol for zinc
LoM	Life-of-mine	μm	One millionth of a meter
m	metre	US$	United States Dollar
M	million
m3	cubic metre
m3 /s	cubic meter per second

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

3	RELIANCE ON OTHER EXPERTS

Northgate has provided information and statements to the Qualified Person responsible for the preparation of this report, specifically, the ownership and legal standing of the Mining Licenses and Mineral Claims reported in Section 4.1 and 4.4.

The Qualified Persons responsible for the preparation of this report have relied on the veracity of the information provided and have no reason to believe that the information is inaccurate or misleading.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Ownership

The Kemess Property is owned and operated by Kemess Mines Ltd, a 100% controlled subsidiary of Northgate. Kemess Mines Ltd holds the surface rights to the property through their mineral claims and mining leases.

4.2	Location

The Kemess Property is located in the mountainous area east of the Spatsizi Plateau and west of the Swannell Ranges near Thutade Lake, approximately 250 km north of Smithers and 430 km northwest of Prince George at 57°02’ north longitude and 126°47’ west latitude. The property spans the boundary between the 94E and 94D NTS sheets and is within the Omenica Mining Division. The general location of the property is shown in Figure 4.1.

Figure 4.1 Location of the Kemess Property

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4.3	Description

The property is host to the Kemess South (mined out) and the Kemess North deposits. The Kemess Underground deposit is a higher grade portion of the Kemess North deposit that lies towards the base and to the east of the main body of mineralization.

The Kemess South deposit has been mined by a large open pit feeding copper-gold ore to a 52,000 t/day concentrator. Open pit mining ceased in February 2011 on depletion of the mineral reserves. The concentrator, fixed plant and other equipment that may potentially be used to support a mining operation at Kemess Underground or at other deposits in the area is currently on care and maintenance.

4.4	Mining Lease

The Kemess property includes one active mining lease (354991) covering the Kemess South deposit, one mining lease (524240) covering the tailings dam infrastructure, and two inactive mining leases (410732 and 410741). The mining leases are surrounded by 206 contiguous mineral claims.

Legal surveys have been completed for mining leases 354991, 410732 and 410741, of which the latter two cover the Kemess North deposit. The location of Kemess deposits and the existing concentrator within the Mining Leases is shown in Figure 4.2.

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Kemess Underground Project

Figure 4.2 Kemess Mining Leases

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Kemess Underground Project

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

All season road access to the Kemess property is via the Omineca resource access road from either the town of Mackenzie, or from Fort St James. Operations at Kemess South were serviced by scheduled year-round flights from surrounding communities and Vancouver.

The Kemess Underground deposit lies approximately 5 km to the north of the existing Kemess concentrator and accommodation camp. The deposit is located beneath two north facing alpine cirques with ground surface elevations ranging from 1,500 to 2,000 m, all above tree line. A natural rock glacier is evident in the western cirque. Access to the area overlying the deposit is currently limited to summer months only, although helicopter access is possible during winter. The processing plant and accommodation camp are located at an elevation of approximately 1,200 m and are accessible all year round.

Below the tree line, broad, open, drift and moraine covered valleys characterizes the area. These areas are moderately vegetated with spruce-willow-birch forest, while poorly drained areas form peat bogs populated by alder brush, willow, and stunted spruce trees.

5.2	Climate

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35°C to 30°C and average annual precipitation amounts to 890 mm. Extreme weather conditions are possible at the higher elevations.

5.3	Infrastructure

Existing onsite infrastructure consists of offices, maintenance facilities, a 400-person accommodation camp, mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings storage facilities.

The Kemess South mine operated on a fly-in fly-out basis with the majority of employees working two-weeks-on, two-weeks-off cycles, commuting from regional centres and Vancouver. The airstrip can accommodate most STOL aircraft types. Hercules aircraft have occasionally used the airstrip for heavy lifts.

A privately owned, 380 km power line originating in Mackenzie, provides power to the mine area via the BC Hydro grid.

Process water is reclaimed from the tailings facility and from the Kemess South open pit. Potable water is sourced from permitted wells and treated through an onsite water treatment plant.

Northgate currently proposes to maintain the mill and infrastructure facilities on care and maintenance pending decisions regarding the Kemess Underground deposit and other potential projects in the area.

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6	HISTORY

6.1	Kemess South

History records earlier discoveries in the Kemess North area. However, the first exploitable open pit deposit was outlined for the Kemess South deposit. Royal Oak Mines Inc. (“Royal Oak”) then owners of the property, commenced operations from the Kemess South deposit in 1998. The operation went into receivership in 1999 and in 2000 Northgate Exploration bought the property out of receivership.

Historical production from Kemess South since the original start-up is shown in Table 6.1. Production has ceased and work is now focused on reclamation and site rehabilitation.

Table 6.1 Kemess South Production History

Year	Waste Tonnes	Ore Tonnes	Grades Cu %	Au g/t	Recovered Metal
					Cu (Mlb)	Au (oz)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011	6,014,000 24,838,324 8,668,980 19,911,880 17,246,162 27,123,742 34,617,235 36,647,429 31,718,631 25,502,552 24,959,000 14,408,998 10,259,364 2,299,998 –	– 7,482,909 14,113,460 14,089,000 15,366,500 17,308,300 18,633,000 18,589,000 19,168,000 18,233,978 17,802,317 16,924,271 18,352,153 19,457,000 3,040,000	– 0.22 0.21 0.22 0.25 0.24 0.23 0.23 0.22 0.24 0.21 0.18 0.16 0.14 0.13	– 0.60 0.64 0.78 0.86 0.72 0.70 0.74 0.64 0.76 0.63 0.51 0.44 0.28 0.25	– 9,687 21,389 50,389 66,300 72,863 76,177 78,291 73,722 81,209 68,129 51,906 52,496 40,666 6,497	– 69,804 213,791 225,994 277,100 282,256 294,117 303,475 279,962 310,296 245,631 185,162 173,040 100,790 14,572
Total	284,216,295	218,559,888			749,721	2,975,990

6.2	Kemess North

Northgate consolidated the exploration information on the Kemess North deposit from previous owners and participants, which includes Kennco Exploration Ltd from 1966 to 1971, Getty Mines Ltd and Shell Oil from 1975 to 1976, and El Condor Resources Ltd from 1986 to 1992. Since 2000 Northgate has conducted field exploration on the project including drilling programs each year from 2000 to 2007 and most recently in 2010. Details of the exploration history at Kemess North are summarized in Table 6.2.

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Table 6.2 Kemess North Exploration History

Period	Company	Work Completed
1966 –1971	Kennco Explorations Ltd	Regional stream and soil geochemistry, staked 100 2-post mineral claims, mapping at 1:9600 scale and completed 232 m of x-ray core drilling in 8 holes.
1975 –1976	Getty Mines Ltd and Shell Oil	Optioned property from Kennco and completed 1:4800 scale mapping, orthomapping, re-staking, geochemical surveying and 2,065 m of diamond drilling in 13 holes (75-18 to 75-30). Option dropped in 1977.
1986 – 1992	El Condor Resources Ltd

In 1986 El Condor optioned the property from Kennco and commenced sustained exploration that resulted in the discovery at Kemess South. Over a 6 year period at Kemess North, El Condor collected 1,025 rock samples and 5,402 soil samples, completed 76.85 km of induced polarization (”IP”) work, and drilled 14,327.92 m of core in 69 holes. Additional work included 167 km of line cutting, 54.5 km of roads, and 475 m of cat trenching. A resource of 157 Mt at 0.37g/t Au and 0.18% Cu resulted at Kemess North.

2000	Northgate Exploration Ltd

Completed 4,104.48 m of diamond drilling in 12 holes identified a new higher-grade porphyry zone located east of El Condor’s discovery. This work increased the resource at Kemess North to 360 Mt at 0.299 g/t Au and 0.154% Cu.

2001	Northgate Exploration Ltd	Completed 8,220.48 m of diamond drilling in 16 holes which increased resources to 442 Mt at 0.40 g/t Au and 0.23% Cu.
2002	Northgate Exploration Ltd	Completed 33,686.31 m of diamond drilling in 58 holes (41 holes on Kemess North, 5 on Kemess East, and 12 at Nugget).
2003	Northgate Exploration Ltd	Completed 10,003 m of diamond drilling in 43 holes (19 holes on Kemess North, 9 at Kemess Centre, 12 at Nugget, and 3 on Duncan Ridge).
2004	Northgate Minerals Corp	Completed 9,970 m of diamond drilling in 32 holes (16 holes on Kemess North and Nugget, 5 Condemnation holes, 4 on Duncan Ridge, 6 at Hilda and one at Kemess Centre).
2005	Northgate Minerals Corp	Completed 16,158 m of diamond drilling in 40 holes (7 holes on Kemess North, 4 on NOR1, 5 at Hilda, 18 on the Bear Claims, and 6 holes at Duncan Ridge). KN-05-24 discovers KN Offset.
2006	Northgate Minerals Corp	Completed 8,632 m of diamond drilling in 17 holes (9 holes on KN, and 8 on KE). Completed Titan 24 IP Survey along length of KN Trend. KH-06-03 discovers Altus zone at Kemess East.
2007	Northgate Minerals Corp	Completed 18,132 m of diamond drilling in 28 holes (3 holes on KN, 24 holes on KE and 1 on NOR1). Completed Titan 24 IP Survey Grid at Kemess East. KH-07-04 discovers Ora zone at Kemess East.
2008	Northgate Minerals Corp	Completed 27 line kms of IP on the North Dam grid.
2010	Northgate Minerals Corp	Completed 16,439 m of diamond drilling in 30 holes on Kemess North deposit.

Note: Mineral resources prior to 2001 are historic, have not been verified by a Qualified Person, are not being treated as current by Northgate and should not be relied upon.

In February 2002, Northgate filed a Technical Report to the Canadian Securities Regulatory Authorities that included a mineral resource statement for the deposit.

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In June 2004, following further drilling, Northgate published a revised mineral resource estimate, which formed the basis of a pre-feasibility study.

In January 2005, Northgate completed the Kemess North Feasibility Study together with updated mineral reserve and resource estimates. The feasibility study envisaged a large open pit mining operation with tailings from an expanded milling operation deposited in the nearby Amazay Lake (Duncan Lake). The project involved mining and milling approximately 424 Mt of ore and stripping approximately 318 Mt of waste.

In May 2005 Northgate filed a NI 43-101 Technical Report titled “Revised Mineral Reserve and Resource Kemess North Project”. However, Northgate subsequently was unable to obtain regulatory approval to develop the deposit in the manner envisaged in the feasibility study and the deposit remains undeveloped.

In May 2010, AMC completed a review of the deposit. The review concluded that despite the need for more reliable base data, there is clearly a high-grade zone in the eastern part of the Kemess North deposit (Kemess Underground) that has the potential to be mined by block caving methods. The study considered that an annual production rate of approximately 8 Mtpa should be possible. Ore would be conveyed out of the mine via an inclined drift and then transferred to the existing Kemess concentrator by either truck haulage or conveyor.

Following the review, Northgate completed an infill drilling program during the summer of 2010 targeting the potential mining area. Results from the 2010 drilling program, together with the results from earlier drilling, provided input to a mineral resource estimate released by Northgate in February 2011.

The 2010 drilling program included a number of holes drilled specifically to gather geotechnical data. All drill core recovered from the drilling program was subjected to detailed geotechnical logging. The 2010 drilling program also provided samples for a metallurgical test-work program.

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7	GEOLOGICAL SETTING

7.1	Regional Geology

Kemess occurs at the southern end of the Toodoggone mining camp, which describes a collection of occurrences and deposits found in Mesozoic volcanic rocks. The area is known for its Cu-Au porphyry deposits and low sulphidation epithermal Au-Ag vein deposits.

The oldest rocks in the belt are Permian marine and volcanic rocks, which are disconformably overlain by basalt dominated volcanic rocks of the middle Triassic Takla Group, which are in turn unconformably overlain by lower-middle Jurassic Hazelton Group volcanic rocks.

Intrusive rocks are prevalent in the area and have been categorized as late Triassic Alaskan-type ultramafics such as pyroxene diorite, hornblende gabbro and pyroxenite. Economically more significant are the early Jurassic intrusives of the Black Lake suite, which are granodiorite, hornblende diorite, pyroxene quartz-diorite, quartz-monzonite and quartz monzodiorite.

7.2	Structural Setting

The Mesozoic volcanic assemblages form upright, shallowly dipping to flat-lying sequences crosscut by high angle north to northwest trending faults. Significant dextral strike-slip features bound the eastern margin of the belt.

More local to Kemess North are north-northwest normal block fault structures. Thrust faulting is present in the district and is interpreted as Eocene or younger.

The district represents the results of three superimposed volcanic arc building stages that began in the upper Paleozoic. Marine volcanic and sedimentary successions dominated until the lower-middle Jurassic, when continental, quartz-normative volcanism began with the deposition of the Hazelton Group-Toodoggone Formation sequences. The plutonic rocks of the Black Lake suite are coeval with the Toodoggone sequence and are likely co-magmatic. Block faulting has juxtaposed panels of varying depth into the magmatic and volcanic systems.

The Kemess North area is underlain by upper Triassic (Takla Group) andesite/basaltic volcanics and to a lesser extent lower Jurassic (Toodoggone Formation) dacitic fragmental volcanics. Stocks, dykes and possible sills of quartz monzonite/quartz diorite composition have intruded the Takla succession and are also lower Jurassic in age. The deposit area is transected by steeply dipping north to northwest trending normal faults. A laterally extensive, shallow dipping to flat lying, highly fractured and altered broken zone occurs at or close to surface in the area of the deposit. Figure 7.1 shows the district geology, major intrusive masses, and disposition of the district’s deposits.

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Figure 7.1 Toodoggone District Geology (McKinley 2006)

620000 mE
630000 mE
6360000 mN
6350000 mN
6340000 mN
Al and Lawyers
Sofia
Griz-Sickle
Baker
Shasta
Pine
Kemess North
Kemess South
Fort Nelson
Toodoggone district
Prince Rupert
Prince George
Vancouver
500 km
N
0
5
10
kilometers
SYMBOLS
Kemess North study area
Toodoggone deposits
epithermal
porphyry
fault
normal fault
thrust fault
LITHOLOGIES
UPPER TOODOGGONE FORMATION
BELLE, PILLAR, GRAVES, QUARTZ LAKE MEMBERS
LOWER TOODOGGONE FORMATION
SAUNDERS MEMBER
METSANTAN MEMBER
DUNCAN MEMBER
HAZELTON GROUP
EARLY JURASSIC
BLACK LAKE INTRUSIVE SUITE
MIDDLE TRIASSIC
TAKLA GROUP
MID-PENNSYLVANIAN TO LOWER-PERMIAN
ASITKA GROUP

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7.3	Property Geology

The property is predominantly underlain by a thick (>1,000 m) succession of andesitic flows (Takla Group). The Takla volcanic rocks host a significant portion of the copper-gold mineralization and display phyllic alteration at Kemess North. On surface is a distinctive feldspar porphyritic unit (“bladed feldpsar porphyry – BFP). Mantling the northern and eastern limits of the Kemess North area is the Hazelton Group-Toodoggone Formation. The structurally controlled phyllic sections of this polylithic fragmental dacite in the south-eastern area of the deposit can carry anomalous gold concentrations. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess North area.

The Kemess North pluton beneath East Cirque hosts the bulk of the copper-gold mineralization for the Kemess Underground Project. To remain consistent with earlier work, the field-term monzodiorite and quartz monzonite has been retained; however petrographic work shows that the mineralized granitoid underlying East Cirque is more correctly classified as a quartz diorite due to the paucity (< 5% to absent) of alkali feldspars.

In the 2010 drilling another phase of the Black Lake intrusive suite was identified in the Kemess North area. Pre-mineral sills and dykes of hornblende porphyritic diorite are prevalent in the altered Takla volcanic rocks that overlie the Kemess North pluton.

Post-mineral dykes, including feldspar porphyry and minor mafic varieties, crosscut the Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also crosscut the Jurassic-Toodoggone fragmental unit. Due to the pink colour of the feldspars, these dykes take the field term syenite and are generally barren and unaltered.

7.4	Faults

The most prominent structure traversing the Kemess Underground Project area is the Kemess North (“KN”) Fault, an east-west trending south dipping reverse fault that truncates the Kemess North pluton and associated mineralization at depth. The KN Fault is complex in that there is a related north dipping secondary structure that demonstrates apparent normal offset with at least 1,000 m of southside up apparent displacement. At least three steeply dipping, northwest trending normal faults have been inferred from surface mapping and drilling to transect the Kemess North property. Fault spacing ranges from 500 to 1,500 m.

7.5	Alteration

A near surface flat-lying zone of intensely broken rock and rubble, historically referred to as the Broken Zone, occurs above the deposit. This zone is better described as the Sulfate Leach Zone, which more accurately describes the mineral transitions that have occurred, resulting in poor drilling conditions. The zone averages about 80 m from surface to competent bedrock and is comprised of clay, multiple gouge zones and a pyritic-argillic (clay) alteration component.

The key difference between this alteration unit and those beneath is that there is a distinct ICP detectable calcium depletion which is directly related to the complete absence of any sulfate minerals (gypsum) above this interface. The interface between the Sulfate Leach Zone and the underlying competent Phyllic alteration is generally sharp. The post-mineral porphyritic feldspar dykes remain unaltered and competent within the Sulfate Leach Zone, indicating that it is a feature related to a Jurassic weathering process as opposed to a present day feature.

The Phyllic Zone underlies the Sulfate Leach Zone and is dominated by very fine grained quartz-sericite-chlorite-pyrite alteration, which is usually pervasive in the upper sector and accompanied by abundant gypsum-pyrite veins. Pyrite contents rise with depth, peaking in the 12 – 15% range and then reducing to 3 – 4%. The base of the Phyllic Zone is easily defined as the area where quartz replaces sulfate as the main vein component in the porphyry mineralization.

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The Potassic Zone encompasses the deeper volume of rock mantling the Kemess North pluton.

7.6	Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite, which from structural contours, strikes east-west and dips 20° to the south. The quartz diorite/quartz monzonite intrusive exhibits an irregular upper contact with various peaks and troughs. The general east west strike and shallow south dip geometry is consistent for over 400 m (10660E to 10180E). Between 10260E and 10160E the tabular morphology disappears and the monzonite occurs as wide dykes (10 m to 100 m) within Takla volcanics. The change in geometry for the monzonite could be due to the effects of cross-faulting that have down-dropped the tabular upper contact present in East Cirque, or the rheologic conditions during intrusion changed going towards the west whereby steep fracture infilling was preferred over stopping.

Alteration and mineralization is associated with, and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive and its associated dykes intersected at depth beneath the Central and East Cirques. Figure 7.2 shows mapping of surface alteration in the deposit area.

The highest-grade copper-gold zones occur focused on the quartz monzonite – Takla volcanic contact associated with quartz-magnetite veining and overprinting pyrite-chalcopyrite veining. The zone comprises 50 – 60% fine-grained quartz, 20 – 30% magnetite, 5 – 10% pyrite, 1% chalcopyrite, with accessory hematite and gypsum occurring over widths from less than 10 m to greater than 150 m. Styles of quartz infill range from high-density parallel quartz veining to pervasive silicification with magnetite. This zone occurs mostly within the quartz monzonite stock and to a lesser extent within the andesite adjacent to the intrusive stock. The protolith is commonly completely replaced. The quartz monzonite/quartz diorite stock and associated quartz-magnetite zone is interpreted as the heat source driving the porphyry copper-gold system at Kemess North.

Grading outwards from the East Cirque stock into the Takla volcanics, silicification decreases gradually to fine-grained assemblages of chlorite-biotite-sericite, which volumetrically constitutes the bulk of the mineralization. This assemblage of chlorite-biotite+k-feldspar forms the Potassic Zone described earlier.

Sericitization commonly from the destruction of matrix and phenocryst plagioclase and mafic minerals is pervasive in the upper Takla volcanic rocks. Accompanying sericitization are assemblages of quartz-gypsum-carbonate-magnetite veinlets with disseminated pyrite-chalcopyrite mineralization. This alteration assemblage is interpreted as the Phyllic Zone.

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Figure 7.2 Surface Alteration Mapping at Kemess North by McKinley 2006

The Sulfate Leach Zone, which consists mostly of iron oxides, sericite-chlorite-quartz-pyrite forms an extensive broken zone beneath bright orange-red outcrops at surface (hematite-limonite; McKinley 2006). Pyrite is common throughout (5 – 7%) as both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant copper and will often show a slight increase in Au with depth. The zone is a result of dissolution of the sulfate and carbonate minerals by highly acidic ground waters present currently and probably during the Jurassic.

Present over the entire area in all rock units except the late mafic dykes are barren pinkish zeolite-carbonate veins, which post-date and crosscut the above vein types and rock units. The zeolite-carbonate veinlets are low temperature phenomena. McKinley in 2006 completed a useful paragenetic study of the vein-types which is summarized Figure 7.3. This scheme was adopted for the 2010 logging program.

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Figure 7.3 Vein Paragenisis at Kemess North (McKinley 2006)

Overall, sulphide mineralization throughout the deposit consists of 2 – 3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-gypsum-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz-magnetite stock work and quartz-magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3 – 5%, rising to 10 – 12% in the phyllic halo.

Petrography shows a varying degree of accessory minerals throughout all rock types and alteration zones including; rutile, leucoxene, sphene, anhydrite, gypsum, epidote, zeolite, alunite, molybdenite, phlogopite, prehnite, apatite.

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8	DEPOSIT TYPES

8.1	Deposit Type

Kemess North is a large copper-gold porphyry deposit and is typical of calc-alkaline porphyry copper-gold deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 m below the surface on its western flank and a higher grade zone 300 m to 550 m below surface on the eastern side, which forms the Kemess Underground Project. Kemess North is hosted by potassic-altered Takla Group volcanic rocks and Black Lake plutonic rocks. The deposit is centered on a mineralized porphyritic monzodiorite/diorite pluton and associated WSW trending dykes, which extend to the south-west. Higher-grade copper-gold mineralization is characterized by secondary biotite in volcanic and the eastern plutonic host rocks.

Porphyry style copper-gold mineralization occurs within the Takla volcanic rocks and intermediate intrusive rocks associated with weak to pervasive propyllitic, phyllic, and potassic (biotitic) alteration assemblages. The latter is associated with better copper and gold grades. Alteration of Toodoggone assemblages ranges from fresh to weak propyllitic and is generally barren of significant sulphides and ore grade mineralization.

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9	EXPLORATION

9.1	Exploration

The Kemess North property represents an advanced project that has previously been through feasibility studies during its consideration as an open pit project, it was only in 2010, that detailed review as an underground project began.

The early exploration work in the area identified a porphyry target, but it wasn’t until deep drilling in 2001 that significant gold and copper grades were located. Since 2001, exploration has been directed at expanding the resource base in what was historically viewed as an open pit project. Table 9.1 outlines the number of holes drilled in the greater Kemess North area since 2001.

Table 9.1 Drill Campaign Statistics at Kemess North

Year	Holes	Metres	Year	Holes	Metres
1975 1976 1989 1990 1991 1992 2000 2001	5 8 5 12 27 25 12 16	589 1,477 732 2,204 7,059 4,520 4,269 8,386	2002 2003 2004 2005 2006 2007 2010	59 53 23 12 17 27 30	33,338 20,479 7,125 7,398 8,632 17,713 16,439
			Total	331	140,933

Because the target is deep, geological mapping and geochemical techniques add little value. Likewise, surface and airborne geophysical exploration have contributed little. Since the last work by El Condor in 1992, there has been no surface soil or rock sampling or trenching at Kemess North. Surface work has been confined to access road and drill site construction. A regional airborne geophysical program completed in 2003 added to the understanding of the volcanic and intrusive events in the area. The program had little impact on the resource estimate for the Kemess North Project.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work (see Table 9.2) . From 2001 to the present day, there has been continuity in personnel both in the field, in the laboratories and with the data interpretation.

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Table 9.2 Exploration Employees/Contractors

Job Function	Supervisor	Contractors
A. Geology
2001	Hibbitts (NGX)	A. Bray
2002	Hibbitts (NGX)	B. La Peare B. Mercer E. Ramsay J. Mazvihwa C. Edmunds
2003	C. Edmunds (NGX)	M. Russer B. Kay R. Konst A. Tsaloumas L. Lindinger
2004	C. Edmunds (NGX)	M. Russer B. Kay R. Konst R. Brown B. McKinley
2005	C. Edmunds (NGX)	M. Russer B. Kay R. Konst B. McKinley
2006	C. Edmunds (NGX)	K. Lucas B. Kay R. Konst W. Barnes
2007	C. Edmunds (NGX)	B. Kay R. Konst W. Barnes
2010	C. Edmunds (NGX)	R. Konst A. Anwar W. Barnes S. Heard
B. Laboratory
2001		Bondar-Clegg
2002 – 2010		ALS Chemex
C. Drilling
2001 – 2005		Britton Brothers
2006		Suisse/Hytech
2007		HyTech
2010		Driftwood

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10	DRILLING

10.1	Drilling

Since May 2000, there have been nine summer drill programs completed in the Kemess North area. Various diamond drilling contractors based out of Smithers, BC completed this work. At peak activity up to four drill rigs were used on the property, three on skids and one helicopter portable. Two Driftwood diamond drills completed the most recent program in 2010 which accounted for 30 drill holes and 16,439 m.

The Kemess Underground Project area is approximately 1,050 m in an east-west direction and 610 m north-south and over 600 m vertical. For the most part, the drill hole spacing is less than 100 m and now well covered with the additional 2010 holes.

The current database contains 146 drill holes for a total of 67,157 m and an average length of 460 m, with the majority in the 200 m to 600 m range. There are a few short holes less than 100 m, while the deepest hole is 1,206 m.

The “Broken Zone”, which presents challenging drilling conditions, covers much of the property. Historically, drilling an HQ diameter hole (64 mm core) to act as casing for NQ (48 mm core), which usually was used to complete the hole, solved the problem. In rare instances reduction to BQ (37 mm core) was necessary to reach target depth. The core recovery is very high with an average of ~70% in the Broken Zone and approximately 100% in the remainder.

In 2004, a test was conducted to compare assay results from holes with steep angles to holes with shallow angles. At that time, 29 holes were drilled at shallow angles (less than minus 60º) so that oriented core could be obtained to assist with the geotechnical program. It was found that there is no significant grade variation between the two data sets. Because the shallow angle holes tested various different directions, it appears likely that there is no preferred vein orientation in the deposit that could be missed with steep drilling.

10.2	Procedures

The procedures used to locate exploration drill holes are as follows: the proposed drill site is located in the field by a geologist using a hand-held GPS unit, the site is built using an excavator and the drill rig is pulled onto the site by a bulldozer and a sump for cuttings is dug. The orientation of the drill hole is set by the geologist with a set of pickets to provide the azimuth and specify the inclination of the hole. Because of the depth of the mineralization, most of the drill holes have been drilled at steep angles, approaching vertical. Exceptions to this rule are holes drilled for geotechnical studies. The majority of the 2010 program was drilled on a 255o azimuth inclined at 65o. There are 123 holes drilled at dips between 45º and 75º, with various azimuth orientations. The remaining 207 holes have been drilled at steep angles, greater than 75º.

All of the drilling on the property has been continuous core diamond drilling. Because of the broken zone at surface, drilling procedures include setting surface casing then drilling with large diameter HQ core. Once through the broken zone and into more solid rock, the drillers generally reduced to NQ core to complete the hole. Upon completion of the hole, all of the drill pipe is removed from the hole, though the surface casing is left to mark the hole location.

During the 2010 campaign most of the holes were either cemented with coaxial cable along their entire length for a cavity monitoring system, or they were cased with plastic pipe to facilitate future televiewing systems once underground mining becomes operational. To facilitate the installation of both these systems, the HQ drill pipe was left in the ground.

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10.2.1	Sample Length/True Thickness

Sample length was determined by the geology of the deposit and an attempt was made not to allow samples to cross lithological boundaries. With NQ size drill core, sample lengths were generally 2 m, while with HQ core, sample lengths were reduced to 1.5 m. The majority of the assay intervals, approximately 66%, are 2 m in length, with the remainder mostly less than 2 m. The average assay interval is 1.92 m.

The term “true thickness” is not generally applicable to porphyry deposits as the entire rock mass is potentially ore grade material and there is no readily apparent preferred orientation to the mineralization. Because of the potential for ore grade material through the entire length of the hole, sampling was generally continuous from the top to the bottom. The mineralization is generally confined to three main lithologies, hypogene Black Lake pre-mineral monzonite, Takla BFP (bladed feldspar porphyry) and Takla volcanics. These lithologies form large massive bodies underlying the central and eastern cirques. The mineralization is generally flat lying within the various lithologies. The mineralized Takla volcanic and western Black Lake intrusive rocks show generally vertical contacts. The higher-grade Kemess North pluton in the East Cirque appears to be an inclined tabular body, dipping 20º to the south and truncated to the north by a south dipping fault.

10.2.2	Collar Survey

Survey control for the drill hole collars was by GPS using a base station that provided real-time correction, such that subcentimeter accuracy was achieved.

10.2.3	Down-Hole Survey

Differentially corrected GPS has provided survey control for all collars, while a variety of down-hole survey techniques have been used to estimate the subsurface trajectory of the drill holes. The 2010 program relied upon non-magnetic methods such as Flex-It electronic gyro and Deviflex to survey the down-hole traces. All 2010 drill holes showed a consistent deviation to the right with minor steepening. This result confirmed observations made from high resolution corrected magnetic instruments, such as the Flex-It, which was in use from 2003 through to 2008. Pre-2003 programs were surveyed using Sperry-Sun magnetic based instruments, and many of these holes showed anomalous hole traces sometimes increasingly deviating to the left with depth. A total of 34 holes have been identified with anomalous hole traces, including seven from the post-2002 period, which are listed in Table 10.1.

It is considered highly unlikely that the holes had subterranean trajectories that differed significantly from the 2010 experience, as people, machinery and equipment specifications are very similar to those in use in 2000.

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Table 10.1 Historic Holes with Adjusted Trajectories

Hole ID	Hole ID	Hole ID	Hole ID	Hole ID	Hole ID
KN-00-08 KN-00-10 KN-00-11 KN-00-12 KN-01-01 KN-01-02	KN-01-03 KN-01-04 KN-01-06 KN-01-07 KN-01-12 KN-02-01	KN-02-03 KN-02-04 KN-02-05 KN-02-06 KN-02-07 KN-02-08	KN-02-09 KN-02-11 KN-02-13 KN-02-19 KN-02-20 KN-02-22	KN-02-25 KN-02-54 KN-02-57 KN-03-16 KN-03-20 KN-04-01	KN-04-07 KN-05-22 KN-06-09 KN-06-10

Using the 2010 down-hole survey data as a benchmark, it was decided to adjust the surveys for the 34 holes listed above using an average of best–fit 2010 trajectories. All surface and solid modelling has been done using the database with adjusted surveys for these 34 holes. A plan showing the drill hole collars and traces in the Kemess Underground area is shown in Figure 10.1.

Figure 10.1 Drill Hole Locations – 146 Holes in Kemess Underground Area

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Sample Preparation

Pre-2001 drilling was not deep enough to test the higher-grade zones. Consequently, drilling since 2001 is the most important exploration activity carried out at Kemess North, and forms the basis of the mineral resource. More that 75% of the assays have been completed since 2001.

Samples from the Kemess North Project are totally drill core based; there are no trench or grab samples in the database.

Pincock Allan Holt’s Vancouver based consulting group developed a sampling program for the project prior to the 2002 exploration season. The same program was carried forward to the 2003 and 2004 seasons and continued into the 2010 program. The QA/QC program established in 2002 and continued in subsequent seasons included blind duplicate, blank, and standard samples.

Sample intervals were determined by a geologist according to lithology, and ranged from 0.3 to 2.0 m, with the average length of samples being 1.92 m. Core was split using a diamond saw or a hydraulic splitter. Because of the low-grade nature of the mineralization and difficulty determining potential ore from non-ore material, the entire drill hole is sampled. Once in a uniform rock type, the sample spacing was generally 2.0 m. The maximum 2 m sample length was chosen so that more detail could be gained concerning the distribution of grade. As well, the 2 m core length provides a representative sample weight for NQ core. For HQ core, a maximum sample length of 1.5 m was applied.

Drill core was logged by a small team of geologists and split using a rock saw or hydraulic splitter. Samples were then passed through a primary crusher. During the 2002 program, a portable sample preparation lab was leased from ALS Chemex. For the 2003 program, a sample-bucking facility was built near the camp area and then used during the subsequent programs.

Crushed core samples were dried, then further crushed to 80% passing 10 mesh at the mine site. Each sample was riffled twice with one split being retained at the mine, and a 250 g sample sent to the lab. The remainder of the sample was discarded. In 2008 a pulverizer was added to the preparation process at Kemess and pulps were submitted for analysis for both 2008 and 2010 programs.

11.2	Security

The portion of sample retained at the mine site was kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the laboratory was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags and the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags.

The core storage site near Kemess Lake is a well organized facility. The remaining half cores are still in core boxes and are available for geology reviews as well as check assays.

Work completed by Kemess employees included core logging, sample layout, sample splitting and preliminary sample preparation. A professional geologist oversaw all of the work from core logging to sample splitting, while the Chief Assayer at the mine oversaw the preliminary sample preparation and shipping.

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11.3	Analysis

ALS-Chemex Laboratory carried out more than 76% of the total assays for this project. The laboratory is widely used by the mining and exploration industry and carries the highest certification as registered assayers, including ISO 9002, ISO:9001:2008, and a number of facilities have achieved ISO 17025 accreditation for specific procedures.

Blind duplicate samples were used to monitor and measure precision as well as bias. Blank samples represent material with very low concentrations of copper and gold, and were used to test for contamination of the samples. Standard samples and assay checks were used to test the degree of accuracy. In total, 1,408 samples were sent for quality control purposes as blind duplicates, blanks or standards; representing approximately one in every 26 samples, or 3.9% of the samples collected between 2002 and 2010.

It was concluded that results reported by Chemex Labs were within acceptable error limits with respect to accuracy. The testing of precision in 2010 results show up to 5% variation for gold and 2.6% variation for copper; both values indicating precise results. The amount of contamination was deemed to be minimal.

In total, excluding quality control samples, 32,506 samples comprise the entire Kemess Underground database. Since 2000, 28,498 samples have been submitted to Chemex for copper and gold analyses which represent more than 87% of all the analyses. The copper analyses were completed by AAS, following a triple acid digestion. Gold analyses were completed by standard one assay ton fire assay (i.e. each sample weighs approximately 30g) with AAS finish. Since 2003, silver has been analysed for by Chemex’s multi-element ICP package. There are 16,016 silver assays in the Kemess Underground database.

The remaining 12% of the assay work was carried out by various other labs for the earlier exploration companies including Kennco, Getty, Shell Oil, and El Condor. Historical records of the sampling, analysis, and security of this earlier work are not available. Most of this work is for shallow drilling and is not particularly relevant to the Kemess Underground Project.

Evaluation of 2002 – 2010 quality control samples indicates that the copper and gold assay results for the Kemess North drilling programs are sound and accurate and in the author’s opinion are therefore suitable for use in resource and reserve estimations.

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12	DATA VERIFICATION

12.1	Introduction

In late June 2011 Northgate Exploration Group completed a 5% audit of the Kemess Underground resource database to verify that analytical results have been entered correctly into the drill hole database used to prepare the February 2011 Mineral Resource Estimate. The audit process and results are summarized in the following sections.

12.2	Methods

Samples were selected for verification by first identifying those samples within the 2011 resource solid, and then by flagging 1 in 20 of those analyses for cross reference against their assay certificates via sample number. In total, 493 analyses were verified; with 490 analyses verified against the original assay certificates and three analyses dating from the 1992 drilling compared against the original databases.

12.3	Results

With the exception of the following data verification issues copper, gold and silver results have been correctly entered. In one instance it was noted that copper analysis below detection limit for 2001 drilling had a default value that was incorrect (0.002% should have been 0.001% – KN-01-07 595.6 to 597.6 m) in post-mineral dyke material. The corresponding gold value had been entered correctly.

Further verification shows that many of the 2001 analyses lacked tag numbers in the database, resulting from a choice by the project managers at the time. This has been known since 2002, and protocol is that when tag information is discovered it is entered and the database updated. Investigation of the detection limit issue provided more information regarding the missing tags. Importing the remaining tag numbers and comparing against the 2011 resource database yielded the following minor items with only two real errors where metal is concerned:

  One key punch error in drill hole KN-01-10 at 272.28m to 274.00m, sample #13210, 0.182 should be 0.155% Cu and 0.254 should be 0.215 gpt Au. This error was caused by a carry down of the results for #13209 when updating re-logged diorite intervals. The error was corrected and is not considered material.

  There is an interval error in drill hole KN-01-13 at 586.4 m which caused a shuffling down by one record (2 m) of nine samples. It appears to have been a compositing artifact or error that has escaped detection previously. An artificial, but invalid interval was created resulting in moving values a further 2 m down the hole. The error was corrected with no material impact as it lies below the mineral resource boundary.

  Four copper detection limit issues were identified, all in hole KN-01-07, 0.002 corrected to 0.001 (an additional nine 2001 below detection limit 0.002’s in KN-01-07; now corrected).

  Six gold detection limit differences in hole KN-01-04, 0.003 vs 0.0025 (database is correct).

  Eleven gold detection limit differences in KN-01-06, 0.003 vs 0.0025 (database is correct).

12.4	Summary of Verification

The 5% audit showed no significant errors from the resource area regarding the recording of tabulated analytical data. The analytical database for the 2011 resource has been verified and can be relied upon for resource estimation.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	History of Metallurgical Investigations on the Kemess North Deposit

Between June 2001 and May 2003 various metallurgical reports were prepared on the Kemess North deposit by Amtel Ltd. In May 2003 a metallurgy report for the Kemess North deposit was prepared by Northgate. The report was based on laboratory results reported by Lakefield Research Ltd over the period January to May 2003. This report, plus the preceding reports, formed the basis of the 2005 Kemess North Feasibility Study.

In early 2011 Northgate initiated further metallurgical test-work specifically focused on the Kemess Underground deposit. The test-work has been carried out at G&T Metallurgical Services (“G&T”), located in Kamloops, BC and is continuing in parallel with the project evaluation. A review of the results from the G&T rougher flotation tests are consistent with the earlier test-work and have been included in this review.

13.2	Metallurgical Samples

For the 2003 metallurgical test-work program 1,737 samples, considered representative of the open pitable portion of the Kemess North deposit, were selected from diamond drill cores. These were classified by depth and future mining area and then grouped into four domains. The samples from each domain were grouped into “super composites”, seven in total. The samples were received at Lakefield Research Ltd in December 2002.

For the 2011 program, which focused on the part of the Kemess North deposit considered suitable for underground mining, five mineral types were identified; and the samples were collected and composited as shown in Table 13.1.

Table 13.1 Description of Composite Samples for the 2011 Test-Work Program

Composite Name	Material	Number of Samples	Average Grades		Ratio Au/Cu
			Au ppm	Cu %
CP1	High-grade Monzonite	288	1.84	0.65	2.84
CP2	Medium-grade Monzonite	186	0.82	0.38	2.15
CP3	Low-grade Monzonite	373	0.40	0.24	1.69
CP4	Mixed Lithology	402	0.46	0.23	1.98
CP5	Upper Volcanics	548	0.45	0.24	1.89

13.3	Mineralogical Characteristics of the Kemess North Deposit

The following mineralogical characteristics of the Kemess North deposit were determined during the 2003 test-work program. Preliminary results from the 2011 program generally confirm that the characteristics also apply to the Kemess Underground mineral resource. The characteristics are summarized as follows:

  The host rock shows some clay and anhydrite formation in the near surface zone, followed by chlorite and sericite alteration. With increasing depth, silicification, and the presence of quartz predominate. Hematite/magnetite has also been encountered. The ball mill work index for the deposit is low compared to the majority of porphyry deposits.

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  Pyrite in the deposit is coarse grained and can be liberated by grinding to a P80 of 150 micron. The pyrite is “clean”, i.e. not activated, and can be rejected by conventional flotation techniques. Concentration of impurity elements is extremely low.

  The principal copper mineral, chalcopyrite, occurs in intimate association with pyrite and fine rougher concentrate regrinding to ≤ 15 µm is required to produce acceptable liberation of chalcopyrite from pyrite. Secondary copper minerals, bornite and chalcocite, occur as trace minerals and are not of economic significance.

  Gold occurs as native gold and electrum. The silver content of electrum ranges from 10% to 20%. Approximately 30% of the contained gold with a particle size distribution of 3 to 25 µm can be liberated by fine grinding. Approximately 30% of the contained gold is contained in chalcopyrite. The remaining gold occurs as fine inclusions in pyrite, with a minor fraction (10%) embedded in the host rock.

  The pyrite content of the samples tested averaged 4% compared to 1% for the Kemess South ore. Consequently pyrite rejection carries a larger portion of gold to tailings than is the case with ore from Kemess South.

13.4	Ball Mill Work Indices and Specific Gravity Measurements

The Bond ball mill work index of the composites tested in 2003 averaged 13.8 kWh/t.

An analysis of the actual mill operating data when processing different ore types from Kemess South indicates that the specific grinding energy has increased as the pit has deepened.

Based on the results of the 2003 test-work and actual measurements of the work index for the lower and middle ore zones at Kemess South, the Bond ball mill work index for Kemess Underground Project is estimated at 14.2 kWh/t.

Specific gravity measurements of representative samples from Kemess North deposit averaged 2.78 t/m3.

13.5	Fineness of Grind in Primary and Regrind Circuits

Primary grinding to a P80 of 150 μm has been found to adequately liberate sulphides to a rougher concentrate. This is consistent with experience with ore from Kemess South where the plant primary grind size has ranged from a P80 of 130 μm to 180 μm.

Regrinding of the rougher concentrate is required to adequately separate chalcopyrite and gold from pyrite to produce a copper concentrate of acceptable grade. Results from the 2003 test-work program indicate that concentrate grades rise as grind size reduces, while metal losses in cleaner flotation worsen only slightly within the range of the re-grinds tested. Copper concentrate grades increased in similar proportion for all samples tested with fine grinding of rougher concentrates. Typical results from the test-work are shown in Table 13.2.

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Table 13.2 Recovery, Concentrate and Regrind Particle Size

Sample Test No	Fineness Re-Grind	Feed % or g/t		Conc. Analysis %, g/t		Recoveries %
Super Comp 1 SC1-LCT2 SC1-LCT3	– 34 µm 12 µm	Cu 0.20 0.19	Au 0.35 0.36	Cu 17.5 25.3	Au 21.7 33.8	Cu 89.4 89.6	Au 62.4 61.8

For the purpose of the preliminary economic assessment it has been assumed, based on the test-work results, that regrinding to a P80 within the range 12 to 15 µm will be required.

13.6	Flotation Test-Work Results

Locked cycle tests carried out in 2003 on the seven super composites from Kemess North resulted in the metal recovery and concentrate grade estimates shown in Table 13.3. The estimates for the Lower Zone Ore are considered more relevant to the Kemess Underground deposit.

Table 13.3 2003 Projected Plant Performance when Treating Kemess North Ore

Ore Type	Copper Concentrate Grade Cu %	Copper Recovery Cu %	Gold Recovery Au %	Silver Recovery Ag %	Ag/Au (in concentrate)
Middle Zone Ores Lower Zone Ores	22 – 24 24 – 26	86 92	50 – 60 60 – 70	40 – 45 50 – 55	3.0 3.0

Preliminary results from 34 flotation tests completed in the ongoing 2011 test-work indicate recoveries to rougher concentrate of 93.8% for copper and 90.2% for gold. These results are similar to the rougher results observed in the 2003 test program. Results from the cleaner flotation tests were dependent on feed grade and ore zone.

Preliminary results from the 2011 test-work program are summarized in Table 13.4.

Table 13.4 Test Results from the 2011 G&T Test-Work Program

Comp	Number of Tests	Average Grades		Ratio	Rougher Recovery			Cleaner Recovery (22% Cu Concentrate)
	Rghr/Clnr	Au ppm	Cu %	Au/Cu	Mass (%)	Cu (%)	Au (%)	Mass (%)	Cu (%)	Au (%)
CP1 – HG Monzonite CP2 – MG Monzonite CP3 – LG Monzonite CP4 – Mixed Lithology CP5 – Upper Volcanics	16/6 1/1 1/1 1/1 6/1	1.84 0.82 0.40 0.46 0.45	0.65 0.38 0.24 0.23 0.24	2.84 2.15 1.69 1.98 1.89	23.2 – - - 16.0	95.5 93.3 90.9 91.4 91.9	90.8 87.6 86.4 91.7 89.3	2.89 1.40 0.87 0.91 1.01	89.64 86.20 78.68 84.01 82.65	66.33 74.40 63.04 71.73 48.66

A program of locked cycle flotation tests has recently been carried out by G&T. Table 13.5 shows the test results from this program compared to the results from the 2003 test-work. The 2003 samples represented are the deep level Kemess North open pit ore. The G&T test-work has been carried out on a blended sample considered representative of the first five years production from the underground block cave project. The blended sample on which LCT1 and LCT2 tests were carried out was made up of 25% CP5, 25% CP3, 35% CP2 and 15% CP1.

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Table 13.5 Locked Cycle Test Comparison

Sample	Head Grades		Cu Conc. Grades		Conc. Recoveries
	Cu %	Au g/t	Cu %	Au g/t	Cu %	Au %
From 2003 Report SC2 (Lower Ore Zone) SC3 (Lower Ore Zone)	0.36 0.24	0.77 0.44	25.7 24.7	43.7 30.7	94.6 90.3	75.3 60.9
G&T Blended Composite LCT1 LCT2	0.36 0.39	0.78 0.78	23.5 20.7	40.5 37.9	91.3 89.8	73.2 83.3

13.7	Metal Recovery and Concentrate Grade

Metal recovery and concentrate grade estimates for use in the preliminary economic assessment, are based on the locked cycle test results from the 2003 program, the more recent supporting work in 2011, and the grade of the samples relative to the expected feed grade for the project. The key test-work results considered are summarized in Table 13.6.

Table 13.6 Metallurgical Recovery and Grade Estimates for Kemess Underground

Ore Type	Copper Concentrate Grade Cu %	Copper Recovery Cu %	Gold Recovery Au %	Ag/Au (in concentrate)
Lower Ore Zone – SC2 (2003) LCT1 – Blend (2011) LCT2 – Blend (2011)	25 23.5 20.7	94 91 90	75 73 83	3.0 – –
Average	23.2	92	77	3.0

In recognition that further test-work will need to be carried out to improve confidence in forecast metallurgical performance, including locked cycle testing of individual ore types, the following recovery estimates have been used in the preliminary economic assessment:

  Copper recovery 91%

  Gold recovery 72%

  Silver 53%

13.8	Concentrate Quality

The copper concentrate is expected to be of high quality with grades in the range from 22% to 23% copper, 25 to 35 g/t gold, and 75 to 100 g/t silver. All impurities are expected to be below penalty limits: Typically As ≤50 ppm, Bi ≤80 ppm, Ca ≈ 0.7%, Se ≤100 ppm, Hg ≤1 ppm, Pb trace, Zn also trace.

A concentrate grade of 22% copper has been assumed in the preliminary economic assessment.

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13.9	Tailings Characteristics

The ultimate settling density of Kemess North tailings has been determined for three tailings samples of different super composites at 66%, 69% and 72% solids. Corresponding pulp densities were 1.737, 1.797, and 1.825 t/m3. The Net Neutralization Potential for Kemess North tailings will be negative at -50 t CaCO3/1,000 t of tailings. Tailings will need to be stored underwater cover to avoid pond acidification.

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14	MINERAL RESOURCE ESTIMATES

14.1	Background

The 2011 Kemess Underground Mineral Resource Estimate (“2011 Resource Estimate”) has been prepared by Northgate under the direction of Mr Carl Edmunds who is the Qualified Person responsible for the estimates.

The 2011 Resource Estimate is based on all drilling completed to November 2010, comprising a total of 146 drill holes. Preparation of the estimate follows on from the completion of a 30-hole infill diamond drill program at Kemess Underground in 2010. The program was designed and executed to increase confidence in the grade distribution, location and geotechnical characteristics of a target zone of mineralization that has been identified as potentially minable using underground mining methods.

14.2	Geologic Model and Domains

A lithologic model was generated for the Kemess North region. Three alteration zones were also generated, the Sulfate Leach zone, the Phyllic zone, and the Potassic zone (in descending order). The Kemess North Fault was constructed by merging north dipping and south dipping fault surfaces. The fault is a reverse fault with the older Takla formation thrust over the younger Hazelton formation.

The domains used for resource estimation include both the lithological contacts formed by the post mineral intrusive dykes and the Hazelton formation volcanic, and by the alteration boundaries. The Sulfate Leach zone has been identified as a broken rock and rubble zone within the pre-mineral Takla Formation. This zone has been domained separately as there are significantly lower gold and copper values caused by leaching, and lower core recovery.

Porphyry copper deposits are characterized by large volumes of continuous grade over large distances, radially distributed around and within the source intrusion. Within and near the monzonite intrusion the grade is higher and decreases with distance.

To ensure metal is not smeared, a contact analysis process was used to assess if high and low grade domains could be defined. The process assesses the average grade with respect to distance from lithologic and alteration contacts.Table 14.1 lists the contacts used in the analysis and if a gradational or sharp boundary was observed.

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Table 14.1 Contact Analysis Results

Contact	Variable	Contact Boundary
Lithological – Monzonite + Takla	Au ppm Cu % Ag ppm	gradational gradational gradational
Alteration – Potassic + Phyllic	Au ppm Cu % Ag ppm	gradational gradational gradational
Grade – Halo zone + LG Domain	Au ppm Cu % Ag ppm	sharp sharp sharp
Grade – LG domain + HG Domain	Au ppm Cu % Ag ppm	sharp sharp inconclusive

The domains used for estimation are listed in Table 14.2 and illustrated in Figure 14.1. Each of the domains was estimated using hard boundaries where a block estimate only uses samples from within that domain (refer to Table 14.2) . Coding of the drill holes has been carried out using these domain solids. The coding of each domain was visually validated in cross-section.

Table 14.2 Estimation Domains

Estimation Domains	Description	Boundary Type
Domain 1 Domain 2 Domain 3 Domain 4 Domain 6 Domain 7	Sulfate Leach zone Halo zone Low grade zone High grade zone Post mineral intrusive dykes Hazleton Formation volcanics	Hard Hard Hard Hard Hard Hard

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Figure 14.1 Estimation Domains

14.3	Data Analysis

  Raw sample data have been composited to 6 m intervals using the MineSight compositing procedures, with an allowable minimum composite of 3 m. The mean sample length is approximately 2 m for each domain. Compositing to 6 m allows three composites per block. The compositing process creates 6 m composites of the primary assay intervals in a down- hole direction honouring the coded geological domains. The correlation between the various metals is as follows: Gold and copper ranges from 0.699 to 0.845.

  Gold and silver ranges from 0.406 to 0.622

  Copper and silver ranged from 0.463 to 0.799

Trend plots were generated for each of the domains to assess the assumption of stationarity for easting, northing and elevation. No significant trends were interpreted for Domains 3 or 4. Domain 1 shows a decrease in grade in the north east portion of the domain for gold and copper. This is also evident for Domain 2 for gold (easting) and copper (easting and elevation). It is recommended that this area be assessed for further domaining.

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There were no outliers in the data set for individual domains, so no top cuts were applied.

Specific Gravity (“SG”) data was collected by analysis of a 10 – 15 cm length of core; the value was assigned to the corresponding down-hole sample length used for assaying. The number of SG values per hole varies; pre-2006 drill holes have sparse data compared to the 2006 and 2010 drill campaigns. For 2000, 2002, and 2003 SG data was provided by wax immersion analysis from 109 whole core samples. The results from this method compared favourably against on-site air and water submersion methods. After 2004 all drilling was followed by air/water SG determination, which continued until 2010. 4,539 determinations were made using this method. In total, there are 4,648 SG determinations in the Kemess Underground resource area used for resource estimation purposes.

Drill holes were composited to 6 m lengths. The length-weighted average SGs were compared by domain before and after compositing and there was insignificant change. The same domain codes were used for flagging the SG data as for the assayed variables. A default of 2.59 g/cm3 was set for the syenite dykes (Domain 6).

14.4	Variography

Traditional variograms were generated using composited data for gold and SG. Significantly less input data was available for silver for each of the domains, resulting in erratic directional variograms. The high correlation between copper and silver allowed the two variables to be analysed together in an experimental cross-variogram.

Down-hole variograms with a 6 m lag were generated for each of the variables per domain. This assisted to define the nugget when modelling the directional variograms. The major direction of continuity for gold, copper, silver and SG, for Halo zone (Domain 2), Low grade and High grade domains (Domain 3 and Domain 4 respectively) was E – W with a 35° southerly dip. No rotation was applied to the Sulfate Leach zone (Domain 1) for gold, copper, silver or SG; or SG for the Hazelton Formation (Domain 7).

Experimental variograms were modelled using two nested spherical models and a nugget effect. An example of the modelled and experimental variogram for gold within the High grade domain is illustrated in Figure 14.2. An example of the modelled and experimental cross variogram for copper and silver for Domain 4 is shown in Figure 14.3.

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Figure 14.2 Experimental and Modelled Variogram of Au for Domain 4

Figure 14.3 Experimental and Modelled Cross Variogram of Cu and Ag for Domain 4

The variogram models for gold and copper/silver for each domain are outlined in Table 14.3 and Table 14.4. The range for Au is 10 – 25% and for Cu/Ag is 17 – 37%.

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Table 14.3 Gold Variogram Parameters

Northgate										AU VARIOGRAM PARAMETER TABLE
Kemess North Resource Model
AREA	Domain	axis 1	axis 2	axis 3	Nugget	1st Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation
Leached zone	1	0	0	0	0.0024	1	50	50	100	0.003	1	250	250	140	0.0083	0.014	18%
Halo zone	2	0	0	35	0.005	1	55	55	80	0.0072	1	340	340	150	0.0078	0.020	25%
LG domain	3	0	0	35	0.0134	1	80	80	20	0.01	1	200	200	50	0.03	0.053	25%
HG domain	4	0	0	35	0.04	1	60	60	30	0.18	1	185	185	35	0.192	0.412	10%

Table 14.4 Cu/Ag Cross Variogram Parameters

Northgate											CU AG CROSS VARIOGRAM PARAMETER TABLE
Kemess North Resource Model
AREA	Domain	Variable	axis 1	axis 2	axis 3	Nugget	1st Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure Spherical	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
			rotation
Leached zone	1	Ag	0	0	0	0.083	1	60	60	30	0.2	1	400	400	50	0.087	0.370	22%
	1	Cu	0	0	0	0.0013	1	60	60	30	0.00051	1	400	400	50	0.0034	0.005	25%
	1	Ag/Cu	0	0	0	0.005	1	60	60	30	0.0015	1	400	400	50	0.0094	0.016	31%
Halo zone	2	Ag	0	0	35	0.1136	1	50	50	60	0.2487	1	360	360	200	0.2827	0.645	18%
	2	Cu	0	0	35	0.001	1	50	50	60	0.00065	1	360	360	200	0.0043	0.006	17%
	2	Ag/Cu	0	0	35	0.0084	1	50	50	60	0.0034	1	360	360	200	0.0318	0.044	19%
LG domain	3	Ag	0	0	35	0.1965	1	50	50	20	0.2535	1	200	200	50	0.2015	0.652	30%
	3	Cu	0	0	35	0.004	1	50	50	20	0.0026	1	200	200	50	0.0041	0.011	37%
	3	Ag/Cu	0	0	35	0.0198	1	50	50	20	0.01788	1	200	200	50	0.022	0.060	33%
HG domain	4	Ag	0	0	35	0.2916	1	55	55	30	0.6	1	155	155	40	0.21	1.102	26%
	4	Cu	0	0	35	0.01034	1	55	55	30	0.012	1	155	155	40	0.0127	0.035	30%
	4	Ag/Cu	0	0	35	0.03007	1	55	55	30	0.065	1	155	155	40	0.02	0.115	26%

14.5	De-Clustering

De-clustering test-work using a series of moving windows on a range of grid dimensions was undertaken to select a block size for estimation. Table 14.5 illustrates an example of the variation in the mean grade and standard deviation of the samples inside the range of block sizes for Domain 4. The drill holes generally are of even spacing, although there is closer spaced drilling in the north-east quadrant in the higher grade portion of the deposit and Domain 4 encompasses this portion.

De-clustering does not have a large effect until the block size increases significantly. 30 mE x 20 mN x 20 mRL was chosen for the estimation block size.

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Table 14.5 De-Clustering Statistics for Cu and Au for Domain 4

DOMAIN	Step	Easting	Northing	Elevation	Raw mean	Weighted Mean	Raw Std Dev	Weighted Std Dev
High grade domain Cu	1	10	6	6	0.44	0.44	0.19	0.19
	2	20	13.11	13.11	0.44	0.44	0.19	0.19
	3	30	20.22	20.22	0.44	0.43	0.19	0.19
	4	40	27.33	27.33	0.44	0.43	0.19	0.19
	5	50	34.44	34.44	0.44	0.43	0.19	0.18
	6	60	41.56	41.56	0.44	0.43	0.19	0.19
	7	70	48.67	48.67	0.44	0.43	0.19	0.19
	8	80	55.78	55.78	0.44	0.43	0.19	0.19
	9	90	62.89	62.89	0.44	0.42	0.19	0.18
	10	100	70	70	0.44	0.42	0.19	0.18
High grade domain Au	1	10	6	6	1.02	1.03	0.64	0.65
	2	20	13.11	13.11	1.02	1.02	0.64	0.64
	3	30	20.22	20.22	1.02	1.01	0.64	0.63
	4	40	27.33	27.33	1.02	1.00	0.64	0.62
	5	50	34.44	34.44	1.02	0.99	0.64	0.60
	6	60	41.56	41.56	1.02	0.98	0.64	0.61
	7	70	48.67	48.67	1.02	0.97	0.64	0.60
	8	80	55.78	55.78	1.02	0.97	0.64	0.60
	9	90	62.89	62.89	1.02	0.96	0.64	0.59
	10	100	70	70	1.02	0.92	0.64	0.56

14.6	Block Model Parameters

A block model was built in MineSight software and imported into Isatis software. The model parameters are shown in Table 14.6.

Table 14.6 Model Limits (Local Mine Grid)

Local Mine Grid	Min	Max	Cell Size	No. Cells
East North RL	9800 15500 800	11360 16700 1900	30 20 20	52 60 55

The block model was coded with the same wireframes used to code the drill holes. MineSight software does not subcell the parent block; it applies a percentage fill per block. A domain code and percent exists in each individual block. Where two or more domains are present, the block will be coded with all domains. The block percentage will not exceed 100%. The blocks for each domain were visually checked using MineSight software to ensure they were coded correctly (inside the individual domain wireframe). A comparison of the wireframes and block volumes is in Table 14.7.

Table 14.7 Comparison of Wireframe and Model Volumes

Domain	Wireframe (m3 )	Block Model (m3 )	Variance
Sulfate Leach Zone Halo Zone LG Domain HG Domain Syenite Hazelton	92,10,642 680,238,311 46,810,131 11,733,958 13,325,300 509,548,525	91,998,882 680,04,579 46,774,517 11,715,358 13,235,366 509,251,080	0.1% 0.0% 0.1% 0.2% 0.7% 0.1%

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14.7	Block Model Estimation Parameters

A neighborhoods optimization study was carried out to determine the appropriate search dimensions and minimum/maximum number of samples for interpolation. The test-work was carried out on the gold values for each domain separately. The change in slope of regression, standard deviation, mean value and mean sum of positive weights was assessed for a range of sample numbers. A maximum sample value of 20 was used for the estimation. The variation between the number of samples for the slope of regression decreases approaching 20 samples. Negative kriging weights increase as the maximum number of samples is increased from 20.

An anisotropic search was used, and the estimation search parameters are listed in Table 14.8. The rotations used for the search ellipses are the same as the respective variogram model rotation for each variable in each domain.

Table 14.8 List of Search Parameters for Au, Cu and Ag

Northgate								AU CU AG SEARCH PARAMETER TABLE
Kemess North Resource Model
AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	axis 1	axis 2	axis 3	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant
		search distance			rotation			sample number definition
Leached zone	1	220	220	140	0	0	0	6	24	Quadrant	6
Halo zone	2	285	285	200	0	0	35	6	36	Quadrant	9
LG domain	3	220	220	70	0	0	35	6	24	Quadrant	6
HG domain	4	130	130	50	0	0	35	6	20	Quadrant	5

The estimation was generated using Isatis software. Ordinary Kriging was used for gold and SG and Co-Kriging for copper and silver for the four domains. SG was also Ordinary Kriged for the Hazelton domain. Default grade values were set to the Hazelton Formation volcanics (Domain 7), Sufate Leach Zone outside the subdomain (Domain 1), and Halo zone outside the subdomain (Domain 2). Table 14.9 summarizes the number of blocks estimated and the total number of blocks per domain.

Table 14.9 Summary of Blocks Estimated and Blocks per Domain

Estimation Domains	Number of Blocks Estimated	Total number of blocks	% Blocks Estimated
Sulphate leached zone	5223	10715	49%
Halo zone	27163	63921	42%
Low grade	5460	5460	100%
High grade	1380	1380	100%

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The Sulfate Leach zone and the Halo zone were subdomained and the areas outside the subdomains were not estimated. Default values were set to these blocks. The grade of the post mineral intrusive dykes (Domain 6) was set to the mean grade of the variables. Due to the limited data set for silver not all blocks for Domains 1, 2 and 3 were estimated. These blocks were set to a default silver value of 0.1g/t. Discretization was set to 5x, 4y, 4z for all estimations.

14.8	Model Validation

The block model was imported into MineSight and initially validated visually by comparing block grades against drill hole data in cross-section and plan view for the individual domains. Global comparisons of the mean grade of the blocks against the mean grade of the undeclustered and declustered drill hole composites are within acceptable limits for each of the domains.

Locally, the estimations were reviewed by graphing the mean grade of the variable against the easting, northing and elevation for each of the domains. In general, the mean grade of the composited samples is more variable than the mean grade of the blocks, which are smoothed by Kriging. The block averages, in general, bisect the sample plot, indicating no bias between the model estimate and the samples. Larger variation between the means can be correlated with a reduction in the number of samples.

14.9	Resource Classification

The classification of Indicated and Inferred Mineral Resources is based on geological confidence, drill hole spacing and quality of the estimates. Porphyry copper deposits are characterized by large volumes of continuous grade over large distances radially distributed around and within the source intrusion. Post mineral modification has offset the mineralization, ie. Kemess North Fault and dykes have removed mineralized volumes. Confidence in the estimation domains supports an indicated classification. This classification has been based on the estimation of Au and Cu. Silver has fewer data available for estimation and is of a lower confidence. The Sulfate Leach zone of the Talka Formation has 83 intervals of lost core and has been classified as Inferred.

The drill hole spacing of the Indicated Mineral Resource is predominantly 80 m x 80 m between drill holes, with a small area to the north-east of approximately 50 m x 50 m spacing. Occasionally there is 100 m x 120 m spacing between drill holes at lower elevations due to down-hole deviation. The spatial continuity is reasonable for each of the four domains (variogram ranges are greater than the drill spacing). The Inferred Mineral Resource classification has drill hole spacing ranging from 50 m x 100 m to 110 m x 130 m.

Block classification has been based on a block in block out approach. If 50% of the block is inside the classification solid, the entire block will be classified into that particular category. Blocks with greater than 50% Hazelton (north of the Kemess North Fault) were classified as waste.

14.10	Mineral Resources Tonnage Grade Curves

The mineral contents of the Indicated and Inferred Mineral Resource wireframes at a series of gold only cut-off grades are shown in Table 14.10. Grade tonnage curves are illustrated in Figure 14.4 and Figure 14.5 for gold and copper respectively. These tonnages may not all be classified as Indicated and Inferred as this is reliant on the economic cut-offs chosen. At higher cut-off the uncertainty increases.

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Table 14.10 Mineral Contents within Indicated and Inferred Wireframes

Cut-Off Au (g/t)	Tonnes	Gold		Copper
	Quantity (t)	Grade (g/t)	Ounces (oz)	Grade (%)	Pounds (lb)
0.0 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0	873,662,400 523,968,600 242,614,800 127,926,500 69,214,100 41,662,700 30,650,000 23,871,200 17,709,500 12,750,300	0.26 0.36 0.49 0.63 0.78 0.95 1.06 1.15 1.25 1.37	7,395,600 6,001,600 3,812,000 2,572,800 1,741,200 1,268,800 1,041,300 879,400 712,600 561,900	0.15 0.20 0.25 0.30 0.36 0.41 0.45 0.47 0.50 0.53	2,921,160,900 2,292,517,900 1,343,419,700 856,630,900 542,158,800 377,155,000 300,848,100 247,150,300 194,323,600 148,331,800

Note: not all tonnages shown will classify as Mineral Resources as this will depend on the cut-off grade chosen.

Figure 14.4 Grade-Tonnage Curve for Au inside the Indicated Wireframe

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Figure 14.5 Grade-Tonnage Curve for Cu inside the Indicated Wireframe

14.11	Kemess Underground Mineral Resource Estimate

The 2011 Mineral Resource Estimate has been prepared by identifying the portion of the resource model that could potentially be mined using block cave mining methods. The potentially minable portion was determined by carrying out a preliminary block cave mining study using a model prepared prior to the 2010 drilling program. The study identified a volume potentially suitable for block caving at a Net Smelter Return (“NSR”) cut-off value of $13/t. The wireframe encapsulating the volume was then expanded by 60 m along the western margin and 30 m elsewhere. The resulting wireframe1 (the “2011 Resource Outline”) has a volume of approximately 71.483 Mm3.

Initial estimates for underground bulk mining costs, combined with milling and general and administrative (“G&A”) costs consistent with the size of operation envisioned for the Kemess underground, indicate that a mine could be economically viable with a NSR cut-off in the range of $13 – $15 per tonne of ore.

Table 14.11 shows the 2011 Mineral Resource Estimate for the Kemess Underground deposit for NSR cut-offs of $15 and $13 per tonne. The table also shows the tonnage and grade of all material within the 2011 Resource Outline “All blocks”. The estimate was announced by Northgate on 15 February 2011.

_____________________
1 File name: 13shell_30m_60w.00t.

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Table 14.11 Kemess Underground Mineral Resources (February 2011)

Cut-Off $/t NSR	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Gold* (Moz)	Copper (Mlb)	NSR** ($/t)
Indicated $15 $13 All blocks	136.5 162.8 185.0	0.56 0.51 0.48	0.29 0.27 0.25	2.11 1.99 1.88	2.61 2.87 3.04	860.6 964.8 1032.9	24.96 23.19 21.72
Inferred $15 $13 All blocks	6.0 7.8 10.2	0.42 0.39 0.35	0.22 0.21 0.20	1.65 1.57 1.43	0.09 0.10 0.12	29.6 36.6 43.7	19.07 17.96 16.25

Using US$1,100/oz gold, US$2.80/lb copper and US$20/oz silver.
*Includes silver contribution at 55 ounces of silver to one ounce of gold.
**NSR or in situ recovered value assumes metallurgical recoveries of 90% for copper and 68% for gold and a C$/US$ exchange rate of 1.00.

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15	MINERAL RESERVE ESTIMATES

The study supporting this preliminary economic assessment has not been carried out to a level of detail usually associated with a pre-feasibility study. Consequently no mineral Reserve estimate has been prepared for the Kemess Underground deposit.

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16	MINING METHODS

16.1	Introduction

The main focus of the mining study is to cost and evaluate a practical block caving mining method for the Kemess Underground Project. However, the study also considers the potential for other bulk mining methods, including sublevel caving (“SLC”) and open stoping.

16.2	Geotechnical Investigations

A detailed understanding of the physical properties of the rock mass hosting the deposit is critical to determining the practicality and design of the block caving method. Consequently significant work has been carried out during the study to analyze and interpret geotechnical information collected during the 2010 drilling program. The focus of the geotechnical study has been to:

  Characterize rock mass conditions in the vicinity of the conceptual block cave

  Conduct preliminary assessments of caveability and fragmentation

  Identify further data collection and analysis requirements

The geotechnical study represents a first-pass assessment of the geotechnical data collected from the 2010 drilling program. Significant additional analysis is required to better understand the structural and rock mass data, to allow better definition of input parameters for both caveability and fragmentation assessments. Recommendations relating to further work required are included in Section 26 of this report.

16.2.1	Geotechnical Data Review and Analysis

Geotechnical data collected during the 2010 Kemess Underground drilling program formed the basis for this study. Data collected for the 2004 Kemess North Open Pit Feasibility Study was not considered.

The 2010 geotechnical data collection program was conducted by Northgate personnel on drill core from 29 drill holes, using logging systems implemented by AMC. The logging captured interval data (generally based on drilling runs) relating to the rock mass conditions, and structural data, including orientation data (alpha and beta angles).

AMC integrated the logging data with lithology data from geological logging and the interpreted alteration surfaces, to allow analysis of the geotechnical data based on lithology groups and alteration domains. Distribution plots of the logging data were compiled for each geotechnical domain, which then formed the basis for determining input parameters for caveability and fragmentation assessments.

The distribution plots for ‘all rock mass’ data are shown in Figure 16.1.

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Figure 16.1 Distribution Plots of Geotechnical Parameters for All Rock Mass Data

ROCK MASS DATA ANALYSIS

AMC711006 - KEMESS UNDERGROUND PEA

Domain: ALL DATA

Metres Logged: 15193.63 m

Group
Distribution %
25.8
0.2
20.7
2.0
0.2
50.6
0.3
B
C
H
P
Q
T
-

Alteration Halo
Distribution %
10.0
29.8
39.1
20.5
Sulfate Leached
Phyllic
Potassic
-

Lithology1
Distribution %

Lithology2
Distribution %

Solid Core Recovery
Distribution %
57.5

RQD
Distribution %
38.2

Joint Roughness Number (Jr)
Distribution %
0.2
19.8
5.0
0.5
1
1.5
2
3
4
-

Joint Alteration Number (Ja)
Distribution %
27.4
5.0
0.75
1
2
3
4
5
6
8
-

Joint Condition (Factor A4)
Distribution %
45.1
0.2
10
20
30
-

Fracture Frequency (fractures/m)
Distribution %
10-25
25-50
>50
-

Laboratory testing of rock properties of select core samples was conducted, including Unconfined Compressive Strength (“UCS”), Triaxial Strength, and Indirect Tensile Strength. This data was used in conjunction with the logging data to determine rock mass strength parameters for input into the caveability and fragmentation assessments.

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16.2.2	Structural Analysis

Analysis of structural orientation data was undertaken using the ‘Dips’ software (from Rocscience Inc). The structural data was plotted on stereographic projections to identify the dominant structural orientations. The results of the analysis are summarized in Table 16.1 for the three dominant lithology groups: Black Lake Intrusives, Takla Group, and Hazelton Group.

For each lithology group, there were generally two or three major sets and additional minor sets identified. There is general agreement between the orientations of each of the major sets identified in the Black Lake Intrusives and Takla Group.

From the assessment it was evident that there is significant scatter in the data, even when analyzing only structures identified as being reliably oriented. In addition, a significant proportion of randomly oriented structures were identified, particularly within Hazelton Group. It is also evident that the majority of sets identified are moderate dipping (i.e. between 30° and 60°).

It is unclear if the high proportion of random jointing, minor-joint sets, and prevalence of moderate dipping sets is due to unreliable drill core orientation, or is a true indication of a highly random fracture pattern.

Table 16.1 Summary of Structural Sets

Lithology Group	Set #	Set Dominance	Orientation (Dip/Dip Direction)	% of Data Set
Black Lake Intrusives	B1 B2 B3 B4 Others Random	Major Major Major Minor Minor –	44°/130° 48°/037° 34°/191° 58°/088° – –	19.1% 20.1% 10.4% 5.5% 9.1% 35.6%
Takla Group	T1 T2 T3 T4 Others Random	Major Major Major Minor Minor –	44°/130° 42°/031° 27°/221° 49°/085° – –	17.4% 16.5% 12.1% 9.4% 7.9% 36.6%
Hazelton Group	H1 H2 H3 H4 Others Random	Minor Major Minor Minor Minor –	44°/124° 40°/020° 41°/193° 63°/094° – –	7.2% 13.1% 4.7% 7.8% 9.0% 58.2%

For each structural set identified, apparent and true spacing of structures was determined. Understanding set spacing is critical to the caveability and fragmentation assessments. Set spacings for these analyses were based on ‘open’ structures only.

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16.2.3	Characterization of Rock Mass Conditions

The rock mass conditions were characterized for four geotechnical domains based on lithology group, but with consideration of alteration type. Each geotechnical domain is described below. The relative location of these domains and the potential block cave outline is illustrated in Figure 16.2. Shown in

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Figure 16.3 are representative lengths of drill core for each of the geotechnical domains.

Black Lake Intrusives

Black Lake Intrusives form the highest grade portion of mineralization and consist predominantly of quartz monzonite (“QMZ”) lithology. The rock mass is predominantly potassic altered, characterized by biotite-chlorite alteration minerals. RQD values typically range from 75% to 100%, and the rock mass quality is typically ‘Good’ with RMR2 = 78 for median rock mass conditions.

Takla Group – Andesite

The Takla Group overlies the Black Lake Intrusives and consists of andesite augite porphyry (AAP), basalt (BAS), and bladed feldspar porphyry (BFP) lithologies. The majority of the rock mass is phyllic altered with a zone of potassic alteration associated with the contact with Black Lake Intrusives. Phyllic alteration is characterized by quartz-sericite-chlorite alteration. RQD values typically range from 90% to 100% and the rock mass quality is typically ‘Good’, also with RMR = 78 for median rock mass conditions.

Takla Group – Sulfate Leach Zone

The Takla Group – Sulfate Leach zone overlies the Takla Group, and extends from surface to depths ranging from 50 m to 120 m. The zone consists of similar lithologies to the underlying Takla Group, but is typically highly fractured due possibly to the dissolution of sulfate minerals (including gypsum) from the rock mass by acid ground water. RQD values range from 0% to 100%, with a median value of approximately 30%. Rock mass quality is typically ‘Poor’ to ‘Fair’ with RMR = 45 for median rock mass conditions.

Hazelton Group

The Hazelton Group consists of post mineralization volcanics. Occurring on the northern side of the proposed block cave, the Hazelton Group forms a moderate to steep dipping, east-west striking contact with the Takla Group and underlying Black Lake Intrusives. The contact consists of variable quality rock mass with a wide range of RQD values recorded, generally ranging from 40% to 100%, but with narrow zones of intensely fractured rock mass with RQD values ranging from 0% to 40%. Core photos indicate that the Hazelton Group is typically intensely veined within the vicinity of the contact, resulting in increased fracture frequency and reduced RQD relative to the Takla Group and Black Lake Intrusives. Rock mass quality is typically ‘Fair’ to ‘Good’ with RMR = 61 for median rock mass conditions.

_______________________
2 After Bieniawski (1989).

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Figure 16.2 Section Showing Lithology Groups and RQD Histograms on Drill Hole Traces

TAKLA GROUP - SULFATE LEACHED ZONE
KN-10-02
KN-10-26
KN-10-17
Post Minelization Intrusives
TAKLA GROUP
Pre Minelization Intrusives
KN-10-07
HAZELTON GROUP
CAVE EXTRACTION LEVEL
BLACK LAKE INTRUSIVES
1800 Elev
1700 Elev
1600 Elev
1500 Elev
1400 Elev
1300 Elev
1200 Elev
1100 Elev
1000 Elev
900 Elev
[ABSENT]
[0.0.2]
[0.2.0.4]
[0.4.0.6]
[0.6.0.75]
[0.75.0.9]
[0.9.1.1]
South North Projection Section 10000.00 E
RQD Histograms, Interpreted Lithology Groups + Alteration Zones
Section 7 of 13
Scale 1:4500
Date: 24/03/11
Time: 14:29

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Figure 16.3 Representative Lengths of Drill Core

16.2.4	Caveability Assessment

The caveability of a deposit defines the ability of the orebody and overlying rock mass to cave freely and spontaneously, once undercut to sufficient dimensions. The purpose of the caveability assessment is to estimate the required undercut dimensions to achieve caving.

AMC’s preliminary assessment of caveability was undertaken using an empirical approach developed by Laubscher (1990). The method involves the determination of a ‘Mining Rock Mass Rating’ (“MRMR”) which considers rock mass quality, with some adjustments made for particular factors that impact caveability. MRMR values are then plotted on Laubscher’s caving chart (after Bartlett, 1994) to estimate the Hydraulic Radius (“HR”) at which caving may occur.

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AMC conducted the caveability assessment for each geotechnical domain for both median and upper 80th percentile rock mass conditions. For the purposes of this study, a conservative approach was taken to estimating the adjustment factors. The adjustment factors used are summarized in Table 16.2.

The assessment indicates that for each geotechnical domain, the rock mass is forecast to cave at undercut Hydraulic Radii significantly less than that of the conceptual cave undercut for both median and upper 80th percentile rock mass conditions. The maximum upper-bound Equivalent Square Dimension of 156 m x 156 m forecast for Black Lake Intrusives, is less than the minimum conceptual cave dimension of 220 m (the length of the east wall of the cave).

The results of the caveability assessment are summarized in Table 16.3.

Table 16.2 Adjustment Factors Applied to Estimate MRMR Values

Adjustment	Factor	Description
Weathering	1	No slaking expected in time period which will promote caving
Joint Orientation	1	Joint orientation accounted for in stress adjustment
Mining Induced Stress	0.85	Assumed two moderate dipping structures on which induced stress may drive shear failure of blocks
Blasting	1	Not applicable in free-caving block cave

Table 16.3 Summary of Caveability Assessment Results

Geotechnical Domain	MRMR Range	Forecast Dimensions for Caving		Conceptual Cave Dimensions
		HR Range	Upper-Bound Equivalent Square Dimension	Ultimate Design HR*	Minimum Dimension
Black Lake Intrusive	48 to 65	25 to 39	156 m x 156 m	89	220 m
Takla Group	46 to 63	24 to 37	148 m x 148 m
Takla Group (Sulfate Leach)	30 to 44	15 to 23	92 m x 92 m
Hazelton Group	37 to 60	19 to 33	132 m x 132 m

*Based on footprint area 500 m x 280 m.

16.2.5	Fragmentation Assessment

AMC’s preliminary assessment of fragmentation was undertaken using BCFv3.04 software (copyright G.S. Esterhuizen). The software is based on the rock mass properties and expert knowledge of caving fragmentation processes.

The fragmentation assessment involves the assessment of ‘primary’ fragmentation and ‘secondary’ fragmentation. Primary fragmentation is essentially the distribution of fragment sizes as they are released from the caving face, and is largely dependent upon in situ fracturing of the rock mass, in situ stress and the cave geometry. Secondary fragmentation analysis uses the output of the primary fragmentation analysis and determines additional fragmentation, which occurs as the caved material moves down the draw column.

The fragmentation assessment was conducted for each geotechnical domain for median rock mass conditions, and using the structural data sets and spacing determined in AMC’s assessment of the structural data.

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The primary fragmentation analysis was run assuming a cave face dip direction of 225° (i.e. towards the south-west), and cave face dip angles of 30°, 45° and 60°.

The results of the primary fragmentation analysis indicated that primary fragmentation was not particularly sensitive to varying cave face dip angles. As such, the secondary fragmentation analysis was run using primary results for only the 45° cave face dip scenario. The secondary fragmentation analysis was run for varying draw heights (50 m, 150 m, 250 m, 350 m and 450 m) and varying draw rates (8 cm/day, 12 cm/day and 20 cm/day).

The primary and secondary fragmentation results for each domain at different draw heights are summarized in Table 16.4. The results assume a 45° cave face dip angle and column draw-down rates of 20 cm/day.

Note: The table shows the percentage of material in drawpoints less that 2m3 in size. The remaining material therefore has a size greater than 2m3.

Figure 16.4 and Figure 16.5 show the fragmentation size distribution plots, expressed in terms of ‘percentage passing’, for Black Lake Intrusives for the primary and secondary fragmentation.

The forecast fragmentation of the Takla Group – Sulfate Leach Zone and Hazelton Group is significantly finer than for the Black Lake Intrusives and the Takla Group. As a result there may be potential for the preferential draw of these materials through the cave. The Hazelton Group is encountered on the extraction level, and therefore the average draw heights for the Hazelton Group should be lower, thus minimizing the potential for secondary break. The Takla Group – Sulfate Leach Zone rock mass overlies the mineralized zone, and therefore would be drawn-down the full column height, resulting in maximum secondary fragmentation and generation of fines.

It should be noted that this assessment is a preliminary first-pass estimation of fragmentation, so should be considered indicative only. Further work is required to understand the structural spacing data and rock mass properties used as inputs for the assessment, and the sensitivity of the results to variations in the input parameters.

Despite the preliminary nature of the assessment, it is clear that the primary fragmentation for the Black Lake Intrusives and the Takla Group (approximately 48% greater than 2m3) indicate that practical and efficient methods of secondary breaking in drawpoints and grizzlies will be required. By comparison, estimates of primary fragmentation made at the feasibility study stage for the Palabora mine, where coarse fragmentation has been recognized as presenting production challenges3, were 75% greater than 2 m3.

[3]	S.N.Ngidi and D.D.Pretorius, 2010, Impact of poor fragmentation on cave management, Proceedings of the Second International Symposium on Block and Sublevel Caving.

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Table 16.4 Summary of Primary and Secondary Fragmentation Results

Analysis	Draw Height (m)	Block Volume (m3 )
		Black Lake Intrusives			Takla Group			Takla Group Sulfate Leach Zone			Hazelton Group
		%<2m3	Ave	Max	%<2m3	Ave	Max	%<2m3	Ave	Max	%<2m3	Ave	Max
Primary	–	51%	0.8	46.5	53%	0.9	18.1	100%	0.01	0.6	95%	0.14	2.4
Secondary	50 150 250 350 450	64% 73% 78% 80% 83%	0.5 0.3 0.2 0.2 0.2	22.2 22.2 10.9 10.9 10.9	66% 75% 78% 81% 85%	0.5 0.3 0.2 0.2 0.2	17.4 8.6 8.6 8.5 9.5	100% 100% 100% 100% 100%	0.006 0.003 0.002 0.001 0.001	0.2 0.2 0.1 0.2 0.1	98$ 100% 100% 100% 100%	0.07 0.04 0.03 0.02 0.02	2.2 1.8 1.1 1.8 1.1

Note: The table shows the percentage of material in drawpoints less that 2m3 in size. The remaining material therefore has a size greater than 2m3.

Figure 16.4 Primary Fragmentation Analysis – Black Lake Intrusives

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Figure 16.5 Secondary Fragmentation Analysis – Black Lake Intrusives, 20 cm/Day

16.3	Review of Underground Mining Options

The geological interpretation and mineral resource block model prepared by Northgate and described in Section 14, forms the basis for mining studies. Prior to commencing the mining studies the mineral resource model was first modified to facilitate data manipulation during the study. The modified model (“the Mining Block Model”) was reduced in size by including only those blocks with centroid coordinates between 9,890 and 11,000 in the ‘X’ direction (east-west) between 15,790 and 16,520 in the ‘Y’ (north-south) direction and above 900 m in the ‘Z’ direction4. In addition, fields not required for the mining study were removed and separate fields identifying individual domains were coded into a single field. Blocks sharing multiple domains were coded according to the dominant domain. The following codes were used:

  Type 0 = No defined rock type

  Type 1 = Sulfate Leach Zone

  Type 2 = Halo Zone

  Type 3 = Low grade Zone

  Type 4 = High grade Zone

[4]	Coordinates (X, Y, and Z) refer to the Kemess Mine Grid. The datum for the Z coordinate is mean sea level.

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  Type 6 = Syenite dykes.

  Type 7 = Hazelton volcanics.

The resource model includes a field reflecting the Net Smelter Return (“NSR”) values of the mineralization. The NSR values are expressed in Canadian Dollars and reflect the estimated value of the mineralization to Northgate before deducting mining, ore processing and site overhead costs. The values reflect recovery losses in both the on-site mill and off-site smelter, but do not reflect the impact of mining dilution and recovery. The values are based on the metal prices, mill performance, and smelter terms shown in Table 16.5. The values have been calculated by applying the following formula to the copper and gold grades in the model.

NSR = (40.86 x %Cu) + (23.36 x g/tAu).

The use of NSR values assists in assessing the relative value of the mineralized blocks within the resource model and enables a single value to be used when determining cut-off limits. The use of NSR values is usual in deposits containing more than one recoverable metal.

Table 16.5 Parameters Used to Calculate NSR Values

Parameter	Value
Copper price Gold price Silver price Exchange rate	US$2.80/lb US$1,100/oz US$20/oz US$1.00
Copper recovery Gold recovery Concentrate grade (copper) Silver grade in concentrate	90% 68% 23% 52.1g/dmt
Concentrate transportation Concentrate treatment charge Copper refining charge Payable copper Payable gold Gold refining charge Silver refining charge	$193/t $US70/t $US0.07/lb 96.65% 97.5% $US 4.25/oz $US 0.50/oz

The distribution of mineral resources within the Mining Block Model is shown in a series of images in Figure 16.6. The images show horizontal slices through the deposit at 40 m intervals commencing at 1,140 mRL (top left hand image) followed by 1,180 mRL (top right hand image). A number of north-south cross sections are also shown in Figure 16.7. The blocks are coloured according to the NSR value per tonne in $5 increments with purple blocks having values greater than $40 per tonne. The block sizes are 30 m east-west by 20 m north-south.

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Figure 16.6 Horizontal Slices Through Resource Model Showing NSR Values

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Figure 16.7 Cross Sections on 10200E and 10500E

The tonnage and grade distribution within the Mining Block Model is shown in Table 16.6.

Table 16.6 Tonnage and Grade Distribution (Mining Block Model)

NSR Increments ($)	Tonnage (kt)	Cu (%)	Au (g/t)	Ag (g/t)	NSR Value ($)
0 to 5 5 to 10 10 to 15 15 to 20 20 to 25 25 to 30 30 to 35 35 to 40 40 to 45 45 to 50 >50	1,365,959 286,940 376,271 126,950 54,053 14,888 9,363 6,735 5,132 2,797 5,621	0.01% 0.10% 0.16% 0.21% 0.26% 0.32% 0.36% 0.41% 0.45% 0.49% 0.60%	0.02 0.16 0.24 0.35 0.48 0.59 0.74 0.87 1.01 1.14 1.66	0.12 0.63 0.99 1.36 1.88 2.35 2.70 2.98 3.14 3.12 3.10	0.81 7.68 12.33 16.99 22.00 27.05 32.45 37.23 42.45 47.07 63.57
Total	2,254,708	0.07%	0.12	0.49	5.75

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16.3.1	Preliminary Assessment of Mining Methods

A graph of the tonnage above a range of NSR cut-off values is shown in Figure 16.8. Indicative mining cost ranges for each of the mining methods are superimposed on the graph. The costs reflect the total site costs (mining, processing, and site overheads) and are based on AMC’s experience of mines operating at the production rates envisaged for each method and the expected mining conditions at Kemess.

Open stoping is expected to have combined mining, processing, and site overhead costs greater that $40/t at best. The portion of the resource lying above this cut-off value is about 13.5 Mt at an average NSR value of $52/t. In AMC’s opinion the total operating margin of $162 M (13.5 Mt x $12/t) would be insufficient to cover the mine development capital. A project developed on this basis would be extremely vulnerable to the risk of increased operating costs, or lower metal prices fully eroding the operating margin.

Figure 16.8 Expected Cost Ranges for Different Mining Methods

SLC mining is expected to have an operating cost of approximately $25/t. The portion of the mineral resource above this cut-off value is approximately 44 Mt at an average NSR value of $37/t. This resource base would be sufficient to support a production rate of 4–5 Mtpa. The total operating margin would be in the order of $550 M, which may be sufficient to cover the mine development cost.

Block caving is expected to have a total site operating cost of about $14/t based on a production rate of 8 Mtpa. The portion of the mineral resource above a $15/t cut-off value is approximately 225 Mt at an average NSR value of $22/t. The resource base would be sufficient to support a production rate, possibly in excess of 8 Mtpa. The total operating margin would be in the order of $1,600 M.

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The simple analysis above ignores the effects of mining recovery and dilution and the inevitability that that it will be impractical to recover all of the resources above the cut-off value. Despite this, the analysis is sufficient to indicate that open stoping is very unlikely to be a viable method; and that block caving has the most significant potential. For completeness, further comments on the open stoping and SLC methods are included in the following sections. The block caving method, which forms the basis of the preliminary economic assessment, is described more fully in the remainder of the report.

16.3.2	Open Stoping Methods

Analysis of the geotechnical data indicates that opens stopes with plan dimensions of approximately 20 m by 20 m over vertical heights of up to 120 m would be stable with some cable bolting of the stope walls and back. The higher grade zone has plan dimensions in the order of 330 m by 140 m and vertical heights varying from 80 m to 120 m. Stopes would need to be laid out in a checkerboard arrangement to extract the deposit.

Three open stoping methods are conceivable; open stoping with cemented fill, open stoping with uncemented fill (or no fill) and open stoping with pillar extraction. Open stoping without cemented fill will require substantial pillars to contain the fill and support the mining area. In a checkerboard configuration recovery could be expected to be in the order of 50% as shown in Figure 16.9. The use of cemented fill would enable much higher recovery, in the order of 90%, but at extra cost.

Open stoping with pillar extraction would involve mining two or more stopes followed by removal of the supporting pillars in a mass blast. After removing sufficient pillars the overlying strata would be allowed to collapse. This method is rarely used in a checkerboard configuration because of the relatively small percentage of ore that can be extracted cleanly during the open stoping, stage and the challenges of successfully and safely drilling and blasting multiple pillars.

Figure 16.9 Plan View of Open Stoping Layout with Pillars

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All open stoping approaches require a complex series of separate mining activities and inflexible extraction sequences. These factors lead to higher costs and lower production rates for a given size orebody than is the case with either the SLC or block caving methods. In AMC’s opinion open stoping is not a commercially viable method for the Kemess Underground deposit.

16.3.3	SLC Mining Method

To better assess the potential of the SLC method, mining outlines and a development layout have been prepared. The design assumes a highly mechanized SLC operation with ore delivered from SLC crosscuts to a lateral transfer level via a number of ore passes. On the transfer level, ore would be transferred using underground trucks from chutes at the base of the ore passes to a gyratory crusher. Crushed ore would be conveyed to surface and then transferred to the Kemess mill via an overland conveyor.

The SLC design includes seven SLC levels spaced at 25 m vertical intervals, with the uppermost level positioned at 1315 mRL. Crosscuts are spaced at 15 m centres.

Recovery and dilution have been estimated using a series of algorithms developed by AMC. Rock overlying the uppermost SLC level contains significant metal values, thus reducing the diluting effect from this material entering the SLC draw. The concept design prepared to evaluate the SLC option is shown in Figure 16.10.

Figure 16.10 SLC Design Concept

The production and grade estimates resulting from the SLC design are summarized in Table 16.7.

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Table 16.7 SLC Design Parameters

Parameter	Units	Value
Development SLC Production	Mt Mt	3.1 35.7
Total Production Inventory	Mt	38.8
Copper Grade Gold Grade Silver Grade NSR Value Annual Production Rate Tonnage Factor[1] Grade Factor[2]	% g/t g/t $/t Mtpa % %	0.37 0.80 2.59 34.02 4.0 102% 92%

1 Tonnage factor = the mining inventory/resource tonnage blasted.
2 Grade factor = the grade of the mining inventory/grade of the resource tonnage blasted.

The total length of excavations included in the concept SLC design along with the estimated development cost is shown in Table 16.8. An estimate of the mine operating cost is shown in Table 16.9. The average NSR value of the diluted material recovered by SLC mining ($34/t) would barely cover the operating cost of $32/t and would not cover the mine capital development cost.

Table 16.8 Total Development Required for SLC Mine

Parameter	Units	Value	Unit Cost	Total Cost ($M)
Capital Development Access Decline Conveyor Decline Other Capital Development Vertical Development	m m m m	4,958 3,240 7,033 3,749	$4,968/m $4,968/m $4,968/m $6,591/m	25 16 35 25
Operating Development Ore Development Waste Development	m m	41,872 15,534	$4,585/m $4,585/m	192 71
Total Development Metres		76,386		364

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Table 16.9 Estimated Operating Costs for SLC Mining

Cost Centre	Unit Cost $/t
UG Management and Supervision Operational Development Drill and Blast Mucking Secondary Break Crush and Convey General Services	$4.30 $6.87 $4.28 $2.25 $0.25 $0.50 $0.75
Total Mining Cost	$19.20
Milling Cost G&A	$7.35 $5.75
Total Site Costs	$32.30

16.4	Block Caving Method

16.4.1	Block Cave Footprint Selection

AMC initially investigated four possible block cave extraction level elevations (1,100, 1,140, 1,180 and 1,220 mRL) to identify the most suitable position for the base of the cave. This work was carried out using an earlier version of the Kemess North resource model. The work indicated that a single extraction level on, or about 1,140 mRL would provide the best economic return. A review of the grade distribution of the Mining Block Model indicated little change in the metal distribution from the earlier model. Consequently, 1,140 mRL was selected as the extraction level for the preliminary economic assessment.

Using this elevation, AMC identified a suitable block cave footprint using a block cave modelling program. The assumptions used to identify the footprint are shown in Figure 16.11. The program used to model material flow considered only vertical mixing of rock within the draw column.

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Figure 16.11 Draw Parameter Input Assumptions

When selecting the block cave footprint, the total NSR value recovered by mining each draw column was compared with an initial estimate of the construction cost of the portion of the extraction level and undercut level associated with each draw column ($376,000). The comparison was carried out after deducting an initial estimate of the site operating cost ($14.30/t) . A practical block cave footprint was drawn around those columns that generated a positive net margin.

While satisfying the initial economic selection criteria, a significant number of draw columns to the south and east of the footprint appeared only marginally economic. These were excluded from the footprint on the assumption that, in total, they would generate insufficient revenue to cover costs of the mine infrastructure required to access them, or would not produce a practical footprint.

A total of 234 draw bells (468 drawpoints) were included in the outline. The selected footprint and the net margin generated by each draw bell (NSR value of material drawn less the site operating cost and the drawpoint establishment cost) are shown in Figure 16.12.

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Figure 16.12 Selected Block Cave Footprint

The selected footprint has nominal dimensions of 540 m east-west and 230 m north-south. The area is approximately 125,000 m2 and has a hydraulic radius of 81 m. Heights of the columns varied from 160 m to 400 m. The typical range of column heights is shown in Figure 16.13. Individual blocks in the model have east-west, north-south, and height dimensions of 30 m, 18 m and 20 m respectively. Each column of blocks represents two draw columns.

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Figure 16.13 Section on 9700N Looking North Showing Typical Column Heights

16.4.2	Ore Flow Modelling

The process used for footprint selection provided an initial estimate of the mineable tonnage and grade of material that could be recovered from the cave. This estimate is shown in Table 16.10.

Table 16.10 Initial Cave Output Estimate

Site Operating Costs	$14.30
Number of Drawpoints (two per drawbell) Tonnes Mined (Mt) Copper Grade (%) Gold Grade (g/t) NSR Value (C$/t) Total Recovered NSR Value	468 94.2 0.28 0.56 $24.58/t $2,315 M

Following this initial estimate of block cave output, a cellular automata model, which uses material and probabilistic properties of individual particles to generate flow profiles, was used to provide a better assessment of the possible material movement in the cave; and to provide a production schedule as a basis for economic modelling. The modelling was carried out on AMC’s behalf by PGCA (Power Geotechnical Cellular Automata).

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The parameters used in the modelling are summarized as follows:

  An offset herringbone layout was used with crosscuts and drawpoints spaced at 30 m and 18 m respectively.

  Flow modelling assumed no asymmetric or time dependent cave back propagation.

  Various draw column widths were modelled; 15 m, 17.5 m and 20 m; with the latter reflecting full interaction between draw columns.

Figure 16.14 shows a long section and two cross sections through the flow model with the draw column width set at 17.5 m. The image shows the residual grade distribution at the end of draw ($14/t shut-off). The white points within the image indicate the original position of material that has been removed by mining. The image indicates that the draw columns are somewhat isolated across the major apex, but are effectively merged across the minor apex.

The summary tonnages and grades recovered for each draw width modelled is shown in Table 16.11.

Based on the primary and secondary fragmentation estimates in Section 16.2.5 and the ability to reduce the drawpoint spacing from the 18 m assumed in this study should further studies indicate the need to do so, AMC is of the opinion that modelling using 17.5 m draw widths is a reasonable assumption for evaluation of the project at this stage.

Table 16.11 Tonnage and Grades Recovered at Various Draw Widths

	15 m Draw Width	17.5 m Draw Width	20 m Draw Width
Tonnes Mined (Mt) Copper Grade (%) Gold Grade (g/t) NSR Value ($/t) Total Recovered NSR Value	64.5 0.29 0.58 $25.6/t $1,655/t	86.7 0.28 0.56 $24.6/t $2,129 M	102.8 0.27 0.54 $23.8 $2,447 M

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Figure 16.14 Flow Model Sections Showing the Residual Grade Distribution

16.4.3	Block Cave Design

Based on the block cave outline described above, AMC has prepared a conceptual mine design with the extraction level on 1,140 elevation. The design envisages a mechanised, highly automated trackless block caving operation, similar to Northparkes and Ridgeway mines in Australia, the Grasberg mine in Indonesia, and the Palabora mine in South Africa. A low height undercut, and an offset herring bone layout for the extraction level, have been assumed. The dimensions of the extraction level development would be approximately 4.5 m wide by 4.0 m high.

An undercut level has been designed 18 m above the extraction level (floor to floor). A low height crinkle-cut design has been assumed. It has been assumed that drawbells would be constructed using similar techniques to those used in other modern block cave mines.

It has been assumed that fibrecrete and rockbolts would be used for ground support with steel arches used to support drawpoint brows. It is envisaged that the floors of the extraction level crosscuts and drawpoints would be concreted to facilitate efficient scoop operation.

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16.4.4	Ore Handling

The design assumes direct transfer of ore using 14 t capacity scoops from drawpoints to ore passes located at the entrance to each production crosscut. Each ore pass will serve two crosscuts. This arrangement is well suited to efficient use of tethered, electrically powered scoops. The ore passes lead to truck loading chutes located on an ore transfer level 50 m below the extraction level. It is envisaged that ore from the chutes will be transferred by diesel powered road trains to a single gyratory crusher. It is envisaged that the road trains will operate on one way circuits with each train comprising twin side tipping bins with a combined capacity of 80 t.

Ore will be crushed to minus 200 mm prior to transfer via a 150 t capacity bin. Crushed ore drawn from the bin will be fed directly to the main drift conveyor leading to the surface portal. The key design specifications of the main drift conveyor are shown in Table 16.12.

Table 16.12 Specifications of Main Drift Conveyor

Capacity (tph) Length (m) Lift (m) Belt Width (mm) Belt Speed (m/s) Installed Power (kW)	1,600 3,380 350 1,370 2.0 2,500

At the surface portal, ore will be transferred from the main drift belt to an overland conveyor, then to a stacker conveyor at the Kemess South concentrator. The surface conveyor will be covered over its entire length and have a horizontal curve to remove the need for multiple conveyors and transfer points. No significant elevated structures are envisaged. The key design specifications of the surface conveyor are shown in Table 16.13.

Table 16.13 Specifications of Surface Conveyor

Capacity (tph) Length (m) Lift (m) Belt Width (mm) Belt Speed (m/s) Installed Power (kW)	1,600 4,710 -150 1,370 2.0 1,000

16.4.5	Waste Handling

It is envisaged that the main conveyor system to the mill will be installed as soon as possible during mine development phase, to enable development waste, or waste from drawbell development to the north of the Kemess North Fault, to be transferred to existing waste dumps near the mill. As the belt system will be lightly used during the development and early production ramp-up period, waste will be batched through the system. Waste will be discharged from the overland conveyor to a waste stacker conveyor near the mill. Waste from the stockpile beneath the stacker will be recovered by front-end loader and trucked to the existing waste disposal areas.

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16.4.6	Mine Access

Access to the mine will be via twin portals and access drifts driven from surface to the base of the crusher installation. One drift will be used as an exhaust airway and will house the main drift conveyor. The parallel drift will be used as the main access for personnel, equipment and materials. The drifts have a design cross section of 6 m by 6 m, and a gradient of approximately minus 1 in 9.2 (6.2º) . The conveyor drift has a length of 3,240 m.

16.4.7	Portal Positions

A number of options have been considered for the location of the access portals. The proposed location, while further from the deposit than other potential sites resulting in longer decline lengths, is closest to the mill and has an easier surface conveyor route. The location in not in the catchment of Amazay (Duncan) lake and also avoids the need for the surface conveyor and access road to cross Kemess Creek. The portal positions and alignment of the drift and surface conveyors is shown in Figure 16.15. The figure shows Portal Option 2 and Option 3 (the selected portal position). Option 1 is not shown and was rejected because of its proximity to Amazay Lake.

Figure 16.15 Portal and Surface Conveyor Location Options

16.4.8	Mine Ventilation

The ventilating airflow for the mine has been estimated using benchmark data from other modern block cave mines and from a simple analysis of the mining activities that need to be ventilated. Figure 16.16 shows a graph of airflow quantities versus annual production rate for a number of existing and planned block cave mines. Based on this graph and the relative simplicity of the Kemess Underground design, it is anticipated that the airflow requirement for Kemess will be between 450 and 500 m3/s.

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Figure 16.16 Ventilating Airflow Quantities vs Block Cave Production Rate

In block cave mines, improvements in ventilation monitoring and control systems are increasingly enabling air to be directed to areas where mining activities are actually taking place, rather than ventilating all potential working areas. Table 16.14 shows a simple analysis of likely airflow distribution. It is envisaged that production crosscuts where electric scoops are working will require an airflow of approximately 10 m3/s. In crosscuts under development where diesel scoops will work, higher airflows up to 15 m3/s, will be required. It is envisaged that airflow through inactive production crosscuts will be restricted to leakage airflows only.

Table 16.14 Estimate of Airflow Quantities

Facility/Activity to be Ventilated	Airflow m3 /s
Crusher Workshop Pump Station Truck Loading Loop Undercut Development Extraction Level Production Losses	40 40 15 100 80 180 25
Total	480

The proposed primary ventilation circuit is shown in Figure 16.17. One of the twin access drifts will be used as a main intake and one as a main return. The main conveyor belt would be installed in the return air drift, while the intake drift will be used for equipment, personnel, and materials access. It is envisaged that two shafts, each having a nominal diameter of 4.5 m, will be raise-bored from the extraction level to surface, one acting as an intake and one as a return.

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The main exhaust fan will be installed on the surface near the conveyor drift portal. To balance airflow through the shafts and main drifts, and because of the difficulty in providing all weather access to the collars of the two ventilation shafts except by helicopter, it is proposed to install underground booster fans in the intake and exhaust crosscuts to the ventilation shafts.

It is anticipated that air entering the access drift portal will need to be heated when air temperatures at the portal drop significantly below freezing.

Figure 16.17 Conceptual Ventilation Circuit

16.4.9	Layout of Mine Workings

Three-dimensional images of the concept mine layout are shown in Figure 16.18, Figure 16.19 and Figure 16.20.

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Figure 16.18 View Showing Mine Layout

Figure 16.19 Plan View Showing Extraction Level Layout

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Figure 16.20 View Showing Extraction and Ore Transfer Levels

The estimated development quantities required to establish the mine are summarized in Table 16.15.

Table 16.15 Total Development Required for Block Cave Mine

Parameter	Units	Value
Access Decline Conveyor Decline Other Infrastructure Development Vertical Development Undercut and Extraction Level Access Undercut and Extraction Level	m m m m m m	3,216 3,240 11,372 2,658 2,744 26,029
Total Development	m	49,258

16.4.10	Production Scheduling

Annual production rates from block cave operations are generally related to the size (area) of the footprint from which ore is being drawn (the active footprint). Figure 16.21 shows the relationship between the nominal annual production rate and the active footprint for a number of block cave mines.

The overall footprint selected for the preliminary economic assessment has an area of approximately 125,000 m2, but it is likely that the active footprint will be somewhat less than this over most of the mine life. Using the benchmark data as a guide and considering the proposed layout of the extraction level, an annual production rate of 8 Mtpa (approximately 22,500 t/d) has been determined as a reasonable basis for the preliminary economic assessment.

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It is possible that detailed scheduling and materials handlings simulation will determine that a higher production rate is possible. To assess the sensitivity of the project economics to the achievement of a higher production rate, AMC has also prepared a production schedule based on an annual production rate of 9 Mt (25,000 t/d).

Figure 16.21 Relationship Between Production Rate and Active Footprint Area

Based on the following operating mines and feasibility studies: North Parkes Lift 1, North Parkes Lift 2, North Parkes E48, Finsch (Block 4), Freeport IOZ, Palabora A, Palabora B, and Henderson. Cadia East PC1-S1, Cadia East PC1-S1 (after eastern shutdown), Afton B1/B2, Ridgeway Deeps, Argyle, Bingham Canyon (SE Cave).

The following scheduling parameters were used to prepare development and production schedules for the Project. The parameters have been applied to both the 8 Mtpa and 9 Mtpa production scenarios:

  Maximum single heading face advance rate averaging 140 m/month

  Maximum total development advance rate of 960 m/month

  Cave growth rates progressively increasing to a maximum rate of 170 mm/day

  Drawpoint construction averaging six per month

  Ramp-up to full production over three years

The scheduling parameters result in the development and production schedule for the 8 Mtpa scenario shown in Figure 16.22. The tonnages shown include ore from mine development and production drawpoints.

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Figure 16.22 Development and Production Schedule

Figure 16.23 shows the drawpoint tonnage and grade profile (expressed in terms of NSR value.)

Figure 16.23 Drawpoint Production Schedule

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Total production comprising ore from development headings and from drawpoints is shown in Table 16.16.

Table 16.16 Summary of Development and Block Cave Production

	Development	Block Cave	Total
Tonnes mined (Mt) Copper grade (%) Gold grade (g/t) Silver Grade (g/t) NSR Value ($/t)	1.30 0.17 0.29 1.17 14.06	86.68 0.28 0.56 2.02 24.56	87.99 0.28 0.55 2.01 24.40

The overall mine production schedule is shown in Table 16.17. The mill feed schedule and head grade profile is shown in Table 16.18 and Figure 16.24.

Table 16.17 Mine Production Schedule

Year	Tonnes (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	NSR Value ($/t)
Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Year 11 Year 12 Year 13 Year 14 Year 15 Year 16	0.06 0.66 3.13 6.38 8.26 8.14 8.00 8.00 8.00 8.00 8.00 8.00 8.00 5.36	0.17 0.16 0.32 0.38 0.35 0.31 0.29 0.28 0.27 0.26 0.25 0.23 0.22 0.21	0.29 0.28 0.72 0.85 0.73 0.63 0.59 0.55 0.51 0.48 0.46 0.44 0.41 0.38	1.17 1.05 1.89 2.34 2.33 2.23 2.19 2.15 2.04 1.96 1.87 1.77 1.68 1.64	14.06 12.95 30.22 35.68 31.48 27.37 25.60 24.55 22.99 22.01 21.08 19.87 18.68 17.68
Total	87.99	0.28	0.55	2.01	24.40

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Table 16.18 Mill Feed Schedule

Year	Tonnes (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Year 11 Year 12 Year 13 Year 14 Year 15 Year 16	3.80 6.43 8.00 8.00 8.00 8.00 8.00 8.00 8.00 8.00 7.80 4.23	0.29 0.38 0.35 0.31 0.29 0.28 0.27 0.26 0.25 0.23 0.22 0.22	0.64 0.85 0.73 0.63 0.59 0.55 0.51 0.48 0.46 0.44 0.42 0.39	1.74 2.33 2.33 2.23 2.19 2.15 2.04 1.96 1.87 1.77 1.71 1.66
Total	87.99	0.28	0.55	2.01

Figure 16.24 Mill Feed Grades

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17	RECOVERY METHODS

17.1	Ore Processing in the Kemess South Concentrator

The preliminary economic assessment envisages that ore from the Kemess Underground deposit will be processed through the existing concentrator at a rate of approximately 22,500 tpd (less than half the original design capacity of the plant). One of the existing two SAG mill/ball mill grinding lines will be removed from the milling circuit as one line has sufficient capacity to treat the required throughput. Product from the milling circuit, will pass to the existing flotation, regrind and concentrate handling circuits. A copper concentrate containing gold and silver values will be produced for transport and sale to customers.

The concentrator is currently configured, and until recently has been operated, to maximize performance when treating ore from the Kemess South open pit. Although the mineral processing properties of the two deposits are similar, the differences will require some adjustments to the configuration and operation of the plant. The typical differences in ore grades and processing characteristics of the two deposits are summarized in Table 17.1.

Table 17.1 Ore Processing Characteristics of the Kemess Deposits

Ore Characteristics		Grade		Pyrite Content		Target Fineness of Grind	Hardness BM Work Index (M)	Alkalinity in Cleaners
	Cu %	Au g/t	Ag g/t	Pyrite	Activated	P80	kWh/t	pH
Kemess South Hypogene ore	0.22	0.65 – 1	3	1%	No	Primary 145 µm Re-grind 35µm to 50 µm	13.8 – 15.0 12.5 in sample tested	pH 9.5
Kemess North Average Range	0.22 0.16 – 0.44	0.40 0.18 – 0.96	1.7 0.1 – 2.7	4% 1.5 – 8%	No	Primary 150 µm Regrind ≤15 µm	± 13.8	First pH 10 Second pH 11 Third pH 11.5

The differences will result in the following key effects on the operation of the plant:

  As a result of the higher pyrite content of Kemess Underground (4%) compared to the Kemess South Hypogene ores (1%), the volume of rougher concentrate is expected to double, resulting in a rougher concentrate mass pull estimated at 20%. Three cleaner flotation steps will be required with pyrite depression at increasing lime adjusted pH. Despite the increased cleaning requirement, the existing cleaner capacity within the plant is considered sufficient.

  Regrind mill unit power input will be greater than when treating Kemess South ore because of the finer grind requirement. Steel consumption and power demand will increase proportionally. Despite this, the existing regrind mill has sufficient capacity to meet the increased duty.

  Sufficient concentrate capacity exists in the existing thickeners and pressure filters.

17.2	Process Design Criteria

The process design criteria are based on metallurgical test-work, information from the existing operation, vendor information, and reference to similar operations previously evaluated. A description of the process facilities has been presented below.

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17.3	Process Flowheet

A simplified flowsheet designed to utilize as much of the existing equipment as possible and minimize capital expenditures is shown Figure 17.1.

Details of the transfer arrangements from the mine portal to the Kemess South concentrator and the ore processing system are described in the subsequent Sections.

Figure 17.1 Kemess North and South Simplified Concentrator Flowsheet

17.4	Primary Stockpile

Ore will be transferred from the overland conveyor to the north-east corner of the existing plant site where ore will be transferred to a new conveyor feeding the existing crushed ore stockpile. The stockpile currently has two reclaim tunnels and conveyor systems of which only one will be used. The stockpile will have a total capacity of approximately 74,000 t of which 15,000 t will be live.

Ore will be reclaimed from the stockpile by three, existing apron feeders delivering ore to the mill feed conveyor.

17.5	Grinding

The grinding circuit will utilize the existing 10.36 m x 4.65 m, SAG mill driven by twin, 4,475 kW motors. The SAG mill is a fixed speed mill. The SAG mill will be operated in series with the existing 6.71 m diameter x 10.82 m ball mill, driven by twin 4,475kW motors. Slurry discharges from the SAG mill (screen undersize) and ball mill will be collected in the cyclone feed pump box and pumped to the ball mill cyclopac for closed circuit ball mill operation. The grinding circuit will have a nominal capacity of 24,000 t/day.

The existing cyclopac in the grinding circuit had been retrofitted with gMAX cyclones. The cyclopac consists of twelve cyclones, nine operating. It is not expected that any changes to the existing cyclone pumps or cyclopacs will be required.

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17.6	Flotation

The cyclone overflow from the grinding circuit will be processed in 32 existing Wemco 127 m3 rougher flotation cells. The circuit layout will have two lines comprising two parallel rows, each containing eight flotation cells. When processing ore from Kemess South some of the Wemco flotation cells were refurbished with new Outokumpu mechanisms. The refurbishment included the installation of flotation blowers. A new distributor will be required to permit operation of each rougher flotation bank independently. No additional rougher flotation modifications are envisioned for processing ore from the Kemess Underground deposit.

Rougher concentrate will be pumped to the concentrate regrind circuit to produce an 80% passing 15 µm product for final cleaning.

Regrind cyclone overflow will be pumped to the first cleaner mechanical flotation cells. These cells were retrofitted into the original concentrator and will need to be rebuilt for the Kemess Underground Project. The concentrate will then be pumped to the two existing 3.4 m diameter by 12.2 m high column cells arranged in series. Column cell final concentrate will be pumped to the concentrate thickener. Column cell tailings will be delivered to one line of existing column scavenger cells. The line contains eight Denver 17 m3 cells that will need to be rebuilt. First cleaner tailings will flow to the cleaner scavenger flotation cells from which the concentrate will be pumped back to regrind and the tails sent to the final tailings system.

17.7	Concentrate Dewatering

Final copper concentrate will be pumped to an existing 18.3 m diameter hi-capacity Westech thickener circuit where it will be thickened to 70% solids. The original 10.8 m diameter thickener acts as a clarifier for the concentrate thickener overflow solution before being returned to the process. Thickened concentrate will be stored in the two 4.88 m diameter x 4 m high agitated stock tanks prior to being pumped to the filter presses.

Two existing Baker Hughes plate and frame filters each containing 135 m2 of filter area will dewater the concentrate to 8% moisture. The filtered concentrate will be conveyed to the existing concentrate storage area before being loaded onto trucks via front-end loader.

A new overhead crane and sump pump dedicated to the dewatering area will be required.

17.8	Tailings Management

Tailings and waste dump facilities are located at the Kemess South pit. The arrangements required for tailings to be discharged to the pit were completed during the later years of Kemess South operation. The tailings and some of the mine waste rock will be potentially acid generating (“PAG”). It is planned that these materials will be deposited sub-aqueously in the pit. Any non-acid generating (“NAG”) rock will be used for construction fill or deposited in the Kemess South pit area on existing waste dumps.

The tailings storage capacity of the pit has been estimated at approximately 55 Mm3, equivalent to approximately 77 Mt of settled tailings. The capacity of the pit can be increased to approximately 92 Mt by constructing relatively small dams across two low area of the pit rim, one on the southwest side of the pit (the South-West Dam) and one on the east side (the East Dam). The dams would enable the surface elevation of the storage area to be increased to 1275 mRL. Further raising of the dam walls to provide storage capacity up to approximately 108 Mt of settled tailings is possible.

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Based on production schedule prepared for this preliminary economic assessment it is estimated that approximately 87 Mt of tailings will need to be stored in the pit. Therefore the South-West Dam and East Dam construction will be required later in the mine life.

Process water will ultimately be reclaimed from the Kemess South pit. Based on 23,800 t/day instantaneous tonnage throughput, water requirements for the mill will be 8,450 m3/h respectively.

The reclaim pumping system from the Kemess South pit will use the existing vertical turbine pumps, and the reclaim water will be delivered to the mill process water pond.

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18	PROJECT INFRASTRUCTURE

It is envisaged that the existing infrastructure used for the Kemess South operation will be used for the Kemess Underground Project. The facilities are generally in good condition and with minor upgrades to parts of the camp, waste disposal systems, and some other facilities will be suitable for the Project.

It is envisaged that the Project will operate using similar fly-in, fly-out commute cycles to those used for Kemess South.

A new access road will be required linking the concentrator to the portal. To minimize land disturbance, it is envisaged that the access road will run alongside the overland conveyor.

Upgrades will be required to some parts of existing exploration tracks that access the collars of the proposed ventilation shafts. It is not envisaged that these tracks will need to provide all weather access to the shafts.

An overhead power line will be required from the existing network at the plant site to the portal where a main substation will be installed. The portal substation will provide power to the drift conveyor drive head and to the underground workings.

Process and potable water will be supplied from the plant site, with pipe-work routed along the overland conveyor and access road.

Communication facilities, including fibre optic cable, will be installed between the plant site, portal, and underground workings.

It is envisaged that facilities located at the portal will be limited to temporary construction facilities required for initial mine development. The facilities will include a temporary workshop for underground equipment, fuel bay, offices, parking and lay-down areas for construction equipment and materials. Wherever practical, existing facilities at the plant site, including offices, main workshops, and change house facilities will be used.

Employees will travel approximately 4.5 km from the plant site to the portal by bus and light vehicles.

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19	MARKET STUDIES AND CONTRACTS

No marketing studies have yet been carried out for the Kemess Underground Project and no concentrate sales contracts are in place. However, it is envisaged that concentrate from the Kemess Underground operation would be similar in quality to that previously produced from the Kemess South deposit. Concentrate is expected to grade between 22 and 23% copper with gold grades in the range of 25 to 35 g/t. Silver grades are expected to range between 75 and 100 g/t. Impurities are expected to be below penalty limits.

Concentrate from Kemess South has typically been trucked a distance of approximately 400 km to a storage and rail load-out facility owned by Northgate at Mackenzie, then railed to customers in eastern Canada and the USA. Some concentrate has also been exported to overseas customers via Vancouver. It is envisaged that concentrate from Kemess Underground will be transported and sold in a similar manner.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Background

Environmental base line data has been collected in the local Kemess North area since 1991. The early programs focused on surface water quality in the Amazay (Duncan) Lake and Attycelley Creek drainage. The area of interest included the two cirques (central and east) that drain off the Kemess North area into Amazay (Duncan) Lake and Attycelley Creek. Attycelley Creek flows westerly into the Finlay River, see Figure 20.1.

Figure 20.1 Kemess – Local Drainage System

Later environmental programs for the Kemess South Mine (1994 and ongoing) focused on the Kemess Creek watershed and Attichika Creek watershed. Kemess Creek flows into Attichika Creek which in turn flows into Thutade Lake. Thutade Lake is the headwater of the Finlay River which flows northward into the Mackenzie River Basin. The Kemess South environmental data base includes the following monitoring programs: surface and groundwater, fish resources, aquatic resources, climatic data (wind, total precipitation, and air temperature), stream hydrology, environmental effects, and limited wildlife data.

In 2003 environmental programs were initiated to support the Kemess North Project and focused on the Amazay Lake and Attycelley Creek drainage. The programs included the following; fish resources, aquatic resources, wildlife resources, terrestrial resources, surface and groundwater, stream hydrology, meteorology (wind, total precipitation, air temperature, relative humidity, evaporation), air quality, archaeology, and terrain mapping.

A number of these environmental programs are applicable to the Kemess Underground Project. In particular, the surface water and ground water programs, stream hydrology, meteorology, wildlife, fish and aquatic resources, archaeology, and terrain mapping.

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The selection of the portal location and the connecting corridor to the existing Kemess mill will determine the applicability of the available data and identify the environmental programs necessary to complement and complete the environmental characterization. It will be reasonable to assume that the environmental programs will focus on the following key areas:

  Portal location.

  Cone of depression expressed at the surface.

  Groundwater at the underground site.

  Local surface water.

  Connecting road corridor from the Portal location to the existing Kemess mill.

Notwithstanding the final selection of portal and connecting corridor, it is reasonable to assume the following additional work will be necessary:

  Terrain mapping, including vegetation, soils and slope stability.

  Further groundwater analysis to facilitate a detailed water quality model.

  Archaeology.

  Metal leaching and acid rock drainage evaluation of portal and decline route.

  Wildlife and wildlife habitat mapping (i.e., presence, seasonal use and mitigating strategies).

  Continuation of the Kemess South surface and groundwater quality programs.

  Continuation of the Kemess South fish and aquatic resources and surface hydrology (dependent upon connecting road corridor route).

In consideration of the current mine development concept, whereby the ore is transported to the existing Kemess mill, and tailings and waste rock disposed of into the exhausted Kemess South pit, there are no apparent environmental issues that would pose a major obstacle to approval of a mine development certificate. The two areas that require additional consideration are the groundwater quality resulting from the new development and the connecting road corridor.

The resulting underground water quality and its potential impact upon down gradient surface water receivers, does require additional analysis and modelling for development of a long-term management strategy. However, it would not appear to pose an insurmountable challenge that could not be managed to meet the expectations of the BC government.

The road corridor should not pose any challenges that good construction, operational and closure management strategies could not adequately address.

20.2	Site Monitoring

It is envisaged that monitoring during the construction and operation of the Project will include the following:

  Groundwater and surface water.

  Waste rock, underground rock and tailings characterization (metal leaching and acid rock drainage potential).

  Erosion control and surface water runoff management.

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  Air quality.

  Wildlife presence and utilization.

  Fish and aquatic resources (scope dependent upon portal & road corridor location).

  Environmental effects (scope dependent upon portal & road corridor location).

20.3	Water Management – Operational and Post Mine Closure

It is anticipated that milling and tailings disposal will operate as a closed system. The tailings will be delivered to the open pit storage facility as slurry, containing tailings sand and mill process water. The process water that accumulates within the pit will be recycled back to the mill for continued use. The tailings storage facility will operate as a closed system and no water discharge to the receiving environment will occur during the operating mine life. Upon mine closure, when the pit water is of acceptable water quality, it will be discharged to Waste Rock Creek via a constructed spillway.

The management of water generated from the underground development will be determined based upon the water quality. Two general concepts are envisaged; delivery of this water to the open pit for use as mill process water, or discharge to the local receiving environment. The water quality will be influenced by the following:

  Initial water quality as influenced by the host rock.

  Potential changes in water quality over time due the underground development that will affect water contact with the host rock.

  Sediment generated from mining activity.

  Other constituents from the mining activity, i.e. oil and grease, explosive residue, etc.

Upon mine closure the underground workings will be allowed to flood. Dependent upon the water quality, this water will be returned to its pre-development flow routes or a collection management strategy will be developed as necessary.

The water management associated with the connecting road corridor will include implementation of road runoff and erosion control standards as per the existing procedures for the Kemess South Mine. This will include proper road surface maintenance and slope grading and associated sediment control ponds along the route. The sediment control ponds will be positioned as necessary and with capacity to provide appropriate retention time and proper outlet discharge to the local receiving environment to minimize potential sediment load. Upon mine closure the connecting road corridor will be decommissioned and the local natural drainage patterns will be re-established.

The water management strategy for the mill complex, service complex and accommodation camp will consist of continuation of the established system presently in place and operational. This includes a network of ditches and sediment control ponds. Upon closure the drainage will be managed as per the existing 2010 Kemess South Mine Reclamation and Closure Plan.

20.4	Project Permitting Requirements

The permitting process to advance the Project can proceed under two scenarios; an Advanced Mineral Exploration Permit followed by application for a Development Permit, or proceed directly to a Development Permit (Amendment to the existing Kemess Mine Permit M206). At this time it appears that an Advanced Mineral Exploration Permit provides the best opportunity to advance the Project in 2011, whereby earthworks can begin (i.e. portal collaring and decline development).

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A Notice of Work is required to start the governmental process of granting the Advanced Mineral Exploration Permit. The information required is currently being compiled and communication with the regulatory body is ongoing.

The Advanced Mineral Exploration Permit will require an associated Reclamation Bond. The amount of the Bond will be determined by the amount of work proposed and the associated ground disturbance.

20.5	Social and Community Communication Requirements

To a large extent, the necessity of social and community communication requirements is dictated by the scope of the Project. As the current development plan requires minimal new site disturbance and utilizes the existing infrastructure, the overall impact of the project is relatively minor. As such, the Project will be viewed as a continuation of the previous thirteen years of Kemess South Mine operations. Therefore, communication with the broader community is not expected to be extensive.

However, consultation with the First Nations, in whose traditional territory the Project is located was initiated in 2010 and is ongoing. There are three First Nations collectively call Tsay Keh Nay (which includes Takla Lake, Tsay Key Dene, and Kwadacha) that have been involved in the initial and ongoing consultations with Northgate regarding the Project. Communication with the Tsay Keh Nay has centred on the conceptual development of the Project, providing an opportunity for their respective communities input, and discussions regarding the economic opportunities. A fourth First Nation (Gitxsan) has been provided with general project information in accordance with their request.

In addition, the current Kemess South Mine development permit has a number of commitments regarding communication and compensation expectations with several groups. The groups include a Licensed Trapline Holder, and two Guide Outfitter Licenses. These groups are currently operating under signed Kemess South Mine Agreements and it is reasonable to assume that these agreements will continue with the approval of the Project either in their present state or renegotiated to reflect the Project.

20.6	Mine Closure (Remediation and Reclamation)

The submission of a Mine Development Permit Application will require the development of a Reclamation and Closure Plan. The plan will include a cost section that will detail the task to be undertaken and the cost of each task.

The preparation and development of the plan will take place at a later date when it is deemed appropriate. However the general requirements will include the following:

  Decommissioning of the underground workings.

  Decommissioning of the connecting corridor.

  Decommissioning of the open pit tailings facility, including construction of the water spillway.

  Decommissioning of the Kemess Mine infrastructure including:

  Mill complex.

  Service complex.

  Camp and accommodation complex.

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  Mine-site roads.

  Airstrip.

The majority of the above listed items have already been addressed in the 2010 Kemess South Mine Reclamation and Closure Plan. This plan provides detailed prescriptions to complete all closure tasks for the Kemess South Mine. The notable exceptions are the decommissioning of the underground workings and the connecting road corridor.

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21	CAPITAL AND OPERATING COSTS

21.1	Project Capital Cost

Mine development costs have been estimated from quantity take-offs from the mine design, multiplied by unit costs derived from first principals in some cases and from benchmark information in others. It has been assumed that all mine development will be carried out by an experienced mining contractor. The contractor’s overhead costs have been included in the estimate.

The cost of mobile equipment, crushers, conveyors and other mine equipment has been estimated from a range of sources, including recent supplier’s quotations and from benchmark costs where supplier’s quotes are unavailable.

An allowance of $4 M has been included to cover the cost of the modifications and upgrades required to the mill and site infrastructure.

Estimates have been made of the cost of engineering, procurement and construction management (“EPCM”). The estimates are based on the nature and complexity of the engineering and construction work required.

Allowances have been included for the cost of care and maintenance, and other costs that would be incurred by Northgate during project construction (“Owners Costs”).

Contingency amounts have been estimated based on the nature of the underlying estimates.

The following tables show the project capital (capital expenditure prior to the commencement of mill operations) and sustaining capital (capital expenditure after mill start-up). All activities associated with development of the block cave have been capitalized and are covered in either project or sustaining capital.

The capital expenditure profile combined with the operating cost profile is shown in Figure 21.1.

Table 21.1 Summary of Capital Expenditure

Area	Capital Type ($M)
	Project	Sustaining	Total
Mine Development Mine Equipment Mill and Site Re-commissioning EPCM* Owners Costs Contingency	$204 $108 $6 $9 $72 $37	$191 $48 $26 $2 – $19	$395 $156 $32 $11 $72 $56
Total	$437	$286	$723

* Some EPCM costs are included in Mine Development and Mine Equipment.

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Table 21.2 Summary of Mine Development Capital

Area	Capital Type ($M)
	Project	Sustaining	Total
Development Contractor Overheads Total Waste Development Total Ore Lateral Development Total Vertical Development Total Undercut and Drawbell Construction Total Other Activities	$47.1 $87.7 $40.8 $16.0 $10.2 $2.0	$44.0 $14.5 $78.6 $1.6 $51.0 $1.6	$91.1 $102.2 $119.3 $17.5 $61.2 $3.6
Total	$203.8	$191.2	$394.9

Table 21.3 Summary of Mine Equipment Capital

Area	Capital Type (US$M)
	Project	Sustaining	Total
Ore Handling Infrastructure
UG Mobile Equipment
Mine Dewatering
Ventilation
UG Power Supply and Distribution
Underground Infrastructure
Geotech and Other Drilling
Safety Equipment
Surface Facilities
Other Underground Equipment	$70.3 $19.9 $1.7 $5.9 $1.9 $0.8 $1.5 $0.2 $5.4 $0.6	$12.2 $31.8 $0.4 $1.3 $0.4 $0.2 $0.3 $0.1 $1.2 $0.1	$82.5 $51.7 $2.1 $7.2 $2.3 $1.0 $1.8 $0.3 $6.7 $0.8
Total	$108.2	$48.1	$156.4

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Figure 21.1 Life-of-Mine Capital and Operating Expenditure Schedule

21.2	Operating Costs

Mine operating costs have been based on estimates of the fixed and variable costs developed from first principals for some activities and from benchmark estimates for others.

A power cost of $40.50/MWh has been used based on an estimate of 2010 power costs at Kemess South.

Mine labour costs are based on an estimate of employee numbers multiplied by annualized employment costs for various categories of employees. Annualized employment costs are based on current Kemess costs adjusted to include an allowance for underground work. Salaries for mine management, technical services, and supervisor are based on AMC’s experience of other mining operations in the Province.

Milling, infrastructure and site administration (“G&A”) costs have been based on actual cost for the Kemess South operation during 2010. The costs were analyzed and adjusted to reflect the reduced scale of the operation (throughput reduced from 18 Mtpa to 8 Mtpa).

The unit costs and the total life-of-mine operating costs are summarized in Table 21.4.

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Table 21.4 Life-of-Mine Operating Cost

Mine	Unit Cost/t Mined	Total LoM Costs ($M)
Mine Mill G&A	4.85 5.31 3.11	427 467 274
Total	13.27	1,168

The following tables show the fixed and variable components, and the total life-of-mine operating cost for mining, ore processing, and G&A cost centres.

Table 21.5 Estimated Mining Costs

Mine	Fixed Cost ($M/year)	Variable Cost ($/t)	Total LoM Costs ($M)
UG Management and Supervision Production Mucking Secondary Breaking Ore Transfer Crushing and Conveying to Portal Convey to Mill Waste Disposal ($/t of waste) General Services	15.206	– 1.47 0.30 0.50 0.24 0.11 1.25 0.30	174 126 26 44 21 10 0 26
Total	15.206	4.17	427

Table 21.6 Estimated Ore Processing Costs

Mine	Fixed Cost ($M/year)	Variable Cost ($/t)	Total LoM Costs ($M)
General & administration Assay lab Sample preparation lab Metallurgy Reclaim Grinding Flotation Dewatering Tailings disposal Reclaim Water Power transmission	7.92 1.23 0.00 0.67 0.24 12.32 1.52 0.71 2.20 0.25 0.17	0.11 – – – 0.03 1.43 0.14 0.01 0.10 – –	99 14 – 8 5 265 30 9 34 3 2
Total	27.23	1.81	467

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Table 21.7 Estimated G&A Costs

G&A	Fixed Cost ($M/year)	Variable Cost ($/t)	Total LoM Costs ($M)
Camp, Human Resources & Safety Administration Site Services Safety & Security Environment	10.04 9.24 1.22 1.00 1.86	0.05 – – – 0.02	119 106 14 11 24
Total	23.37	0.07	274

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22	ECONOMIC ANALYSIS

22.1	Economic Model

AMC has prepared a cash flow model to analyse and assess the economic potential of the project Northgate has advised that no royalties are payable on minerals extracted from the Kemess Underground deposit. The analysis excludes Provincial and Federal taxes.

As the physical disturbance caused by the underground mine will not significantly add to the existing requirement for site rehabilitation, the analysis assumes that the disposal of saleable assets at the end of the project life will cover site rehabilitation costs.

22.2	Metal Prices

The following metal prices, exchange rates, and concentrate treatment terms have been assumed in the economic evaluation of the project.

Table 22.1 Metal Prices and Concentrate Treatment Terms

Parameter	Value
Copper price Gold price Silver price Exchange rate	US$2.80/lb US$1,100/oz US$20/oz US$1.00
Copper recovery Gold recovery Silver recovery Concentrate grade (copper)	91% 72% 53% 22%
Concentrate transportation Concentrate treatment charge Copper refining charge Payable copper Payable gold Gold refining charge Silver refining charge	C$193/t US$70/t US$0.07/lb 96.5% or 1% deduction from concentrate grade 97.5% US$4.25/oz US$0.50/oz

22.3	Concentrate Production and Off-Site Costs

Over the project life the estimated concentrate transport and treatment costs (Off-Site Costs) total $319 M, comprising transport costs totalling $210 M and smelting and refining charges of $109 M.

22.4	Economic Assessment

A summary of the key physical and economic parameters for the Project is shown in Table 22.2. The estimated production tonnage originates almost entirely from Indicated Mineral Resources.

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Table 22.2 Summary of Project Physical, Cost and Financial Parameters

Item	Units	Quantity
PHYSICALS Drift Metres (includes ore, waste and bulk excavations) Production Tonnes (milled) Cu Grade (diluted) Cu Grade (diluted) Ag Grade (diluted) Cu Payable Metal Au Payable Metal Ag Payable Metal	m Mt % g/t g/t kt (Mlb) Moz Moz	46,600 87.987 0.28 0.55 2.01 211.2 (465.6) 1.093 2.700
COSTS
Project Capital
Sustaining Capital (includes rehabilitation)
Operating Costs
Off-site Costs
Total Costs
Site Operating Cost per Tonne
Site Operating Cost per Payable lb of CuEq*
Site Total Cash Cost per Tonne	$M $M $M $M $M $/t $/lb $/t	$437 $286 $1,168 $319 $2,209 $13.27 $1.28 $21.49
FINANCIAL Revenue Peak Debt EBITDA (undiscounted) Discount Rate NPV IRR Payback from 2013 Project Life (from start)	$M $M $M % $M % yrs yrs	$2,563 -$456 $354 5% $115 10% 10 16

Based on the metal prices used in the economic analysis the Project has an Internal Rate of Return (“IRR”) of approximately 10%. The undiscounted cash flow generated by the Project is shown in Figure 22.1.

The sensitivity of the Project to changes in metal prices and costs is shown in Figure 22.2. The Project has a similar sensitivity to changes in metal prices as to changes in operating costs.

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Figure 22.1 Project Undiscounted Cash-Flow

Figure 22.2 Sensitivity Analysis

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

In addition to the sensitivities shown in Figure 22.2 the sensitivity of the Project to an increase in the mining and milling rate from 8 Mtpa to 9 Mtpa was also assessed. The higher production rate scenario has been modelled on the assumption that there would be no change in the unit mining costs ($4.85/t), but that unit costs for milling and G&A would reduce as a result of the higher throughput rate. The increased rate also assumes that no additional capital expenditure is required. Using the same metal prices and concentrate smelting term as for the 8 Mtpa scenario (as shown in Table 22.1) the Project generates an IRR of 11% and an NPV at a 5% discount rate of $155M.

The NPV and IRR of the Project to a range of specific metal prices more aligned to current prices have also been modelled. The results of these upside sensitivities are summarized in Table 22.3. In each scenario a US$ to CAD$ exchange rate of 1:1 has been assumed.

Table 22.3 Sensitivity to Upside Metal Prices and Higher Production Rate

Combined Metal Price Scenario US$	8 Mtpa		9 Mtpa
	NPV ($M)	IRR	NPV ($M)	IRR
Copper US$3.50/lb, Gold US$1,300/oz, Silver US$30/oz Copper US$4.00/lb, Gold US$1,500/oz, Silver US$35/oz Copper US$4.50/lb, Gold US$1,700, Silver US$40.00	469 757 1,045	20% 27% 34%	515 808 1,102	22% 29% 35%

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

23	ADJACENT PROPERTIES

The Mining Lease covering the Kemess Underground deposit is surrounded by Mineral Claims held by Kemess Mines Limited. Figure 4.2 shows the location of the surrounding leases and claims.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

24	OTHER RELEVANT DATA AND INFORMATION

No other relevant data or information.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

25	INTERPRETATION AND CONCLUSIONS

The preliminary economic assessment of the Kemess Underground Project indicates that the Project has the potential to be developed into an economically viable mining and processing operation. However, the success of the Project will depend heavily on realizable copper and gold prices.

Block/panel caving is the only underground mining method with the potential to economically mine the deposit. Although there is a higher grade zone within the deposit, the tonnage and grade of this zone is insufficient to cover the higher mining, processing, and overhead costs associated with more selective mining methods.

The mining outline prepared for this preliminary economic assessment is based on a selection of block cave draw columns that return a positive value net of all costs. Higher metal prices than those used in the study would result in the mining outline expanding to the south and east into areas of lower grade mineralization. The potential to enlarge the mining outline and increase the minable tonnage could extend the life of the Project, albeit at declining ore grades.

The general location of the proposed portal, main access drifts, and surface conveyor alignment results in less environmental impact than the alternative locations considered. Despite the longer decline length required to access the deposit, the vertical lift is less, as is the surface conveyor length compared to other options. In AMC’s opinion the proposed portal location and ore transportation arrangements provide the most suitable arrangements for the Project.

In AMC’s opinion further work is justified to advance the Project to a pre-feasibility and feasibility stage. In any new block caving operation there is uncertainty regarding the rate and uniformity of cave progression, fragmentation, the effects of stress redistribution on development, and the mechanisms of material mixing in the cave. These uncertainties can be reduced, but not eliminated, by further pre-development investigations and analysis. In new block cave mines, a decision to develop the Project, or not, inevitably needs to be made while significant technical uncertainties remain.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

26	RECOMMENDATIONS

26.1	Recommendations Relating to Mineral Resource Estimation

  The grade shells used to constrain the assay data have been developed manually and they appear to be appropriate. However, it is recommended that a model be developed using Indicator Kriging as the guide to the development of the shells.

  There appears to be material differences in the metallurgical recovery from different rock types and alteration zones within the deposit. It is recommended that investigations be carried out with the objective of coding blocks in the mineral resource model according to their likely metallurgical characteristics.

26.2	Recommendations Relating to Metallurgical Test-Work

  It is recommended that further locked cycle testing of the different rock types in the proposed mining area be carried out, to increase metallurgical understanding and increase confidence in the estimates of metallurgical recovery.

  It is recommended that further investigations be carried out to improve gold recovery and to optimize the relationship between concentrate copper grade and gold recovery.

26.3	Recommendations Relating to Geotechnical Investigations

AMC recommends the following activities be carried out to improve the understanding of structural and rock mass data so as to better define input parameters for both caveability and fragmentation assessments:

  Further investigation of the spatial variation of rock mass conditions within each domain, with the purpose of identifying specific zones in which rock mass conditions differ significantly from those that are typical for that domain.

  Better identification and characterization of faults and major structures, in particular the contact between the Takla Group and underlying Black Lake Intrusives, with the Hazelton Group.

  Further analysis of structural orientation data to confirm major structural orientations, and spatial variation in orientations

  Further analysis of structural set spacing data to incorporate fracture zones, randomly oriented structural data and minor joint sets. This may require check logging from core photographs.

  Development of a block model of rock mass quality

  Further analysis of laboratory test results to develop a better understanding of rock mass strength

AMC recommends that the following additional work, which was not addressed as part of the current study, is undertaken to advance the Project to a pre-feasibility or feasibility study level.

  Investigation of rock mass conditions on the southern cave margin and below the extraction level, to allow design of excavations for underground infrastructure (including the crusher chamber) and determination of ground support requirements. This will require in the order of four additional geotechnical drill holes.

  Analysis of ground support requirements for mine development, particularly for the extraction level drawpoints.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

  Investigation of rock mass conditions along the proposed access decline route and portal areas, and determination of ground support requirements. This will require four or five geotechnical drill holes. The specific details for this drilling should be developed in consultation with Northgate.

  Investigation of possible locations for ventilation raises/shafts.

  Investigation of in situ stresses within the block cave rock mass to allow determination of optimum development and extraction sequence and orientation of cave layout. This would initially involve detailed examination of previous in situ stress measurements from Kemess South Pit and may include the requirement for additional measurements.

  More detailed assessment of fragmentation and caveability, possibly using numerical modelling methods.

  Assessment of caving induced subsidence zone, possibly using numerical modelling methods.

  Investigation and analysis of ground water flows within the block cave zone. Much of the relevant data may have been collected as part of the Kemess North Open Pit Feasibility Study. It is recommended that the existing information is reviewed and a field program for additional data collection be developed (if necessary). This work should be undertaken by a specialist hydrogeologist.

  A risk assessment of mud rush potential within the block cave.

26.4	Recommendations Relating to Mine Design Studies

It is expected that all aspects of the mine design would be critically reviewed and optimized in subsequent pre-feasibility and feasibility studies; in particular the following work is recommended:

  Further analysis of the optimum footprint size and location, considering a range of metal price scenarios

  Investigation of design options and identification of the preferred design for the extraction and undercut levels. The design options should include providing flexibility for expansion of the footprint to the south and east should future metal prices justify this.

  More detailed cave flow modelling taking into account estimates of cave front propagation angles and fragmentation

  Investigation and selection of the preferred angle of undercut advance and drawpoint construction sequencing

  Further investigation and refinement of the optimum elevation of the extraction level, ore transfer level and crusher

  Investigation of design and equipment options for the ore handling system including, the grizzly design, orepass, truck loading chutes, ore transfer level and main tip

  Identification of the optimum location for the ventilation shafts/raises and the most efficient method of construction

  Mine dewatering studies based on hydrological studies

26.5	Other Recommendations

It is recommended that the normal range of investigations and studies will be carried out during future pre-feasibility and feasibility studies. These should include:

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

  Environmental and social impact studies

  Detailed engineering studies for the conveyor and road access alignment including geotechnical site investigations

  Detailed estimation of capital costs

26.6	Cost of Recommendations

AMC estimates the cost of carrying out the recommendations outlined above, including completion of pre-feasibility and feasibility studies, at between $2.5 M and $3.5 M.

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

27	REFERENCES

References used in this report are included in Table 27.1.

Table 27.1 Table of References

Document References

Mineral Resources
Northgate Minerals Corporation, 15 February 2011, News Release to TSX, NYSE AMEX.
Northgate Mineral Corporation, January 2011, report titled “Kemess Underground Mineral Resource Estimation Report”.
Metallurgical Reports
KWM Consulting Inc., May 2011, report titled “Kemess North Underground Project Metallurgy and Process”.
Klaus Konigsmann, P. Eng, May 2003, report titled “Summary Report on Process Development Treatment of Ores from the Kemess North Deposit”.
Lakefield Research, June 10, 2003, report titled “An Update of Metallurgical Testing of Kemess Ores”.
Amtel Ltd., June 2001, report titled “Kemess North Preliminary Metallurgical Testing”.
Amdel Ltd., 2002, report titled “Characterization of Copper and Gold occurrences in Composites of the Kemess North Deposit”.
Amdel Ltd.’ May 2003, report titled “Gold Deportment in Copper Cleaner Scavenger Tailings”.
Environmental and Tailings Disposal
AMEC Earth & Environmental, May 2011, report titled “Kemess Underground Project – East Dam Pre- Feasibility Study Report”.
Northgate Minerals Corporation, 2010, report titled “Kemess South Mine Reclamation and Closure Plan”, September 2010”.
Crushing and Conveying
Hatch, June 2011, report titled “Northgate Minerals Corporation Kemess Underground Crushing and Overland Conveying Conceptual Study and Budgetary Cost Estimate.
Other Reports, Letters and Electronic Files
Power Geotechnical Pty Ltd, May 2011, report titled Kemess Concept Study Schedule and Flow Modelling.
AMC Mining Consultants (Canada) Pty Ltd, August 2011, report titled Preliminary Geotechnical Assessment for Block / Panel Caving of the Kemess Underground Project.
Northgate Mineral Corporation, 18 January 2011, Kemess Mine Unaudited Financial Operating Statements – December 2010.
S.N.Ngidi and D.D.Pretorius, 2010, Impact of poor fragmentation on cave management, Proceedings of the Second International Symposium on Block and Sublevel Caving

NORTHGATE MINERALS CORPORATION
Kemess Underground Project

28	CERTIFICATE OF QUALIFIED PERSON

Michael J Thomas

AMC Consultants Pty Ltd
Level 12, 179 North Quay
Brisbane, QLD, 4000
AUSTRALIA

Telephone: +61 7 3839 0099
Fax: +61 7 3839 0077
Email: mthomas@amcconsultants.com.au

I, Michael J Thomas, of 179 North Quay, Brisbane, Australia, Director and Principal Mining Consultant employed by AMC Consultants Pty Ltd, do hereby certify that:

This certificate applies to the technical report Preliminary Economic Assessment of the Kemess Underground Project British Columbia Canada dated 22 July 2011, (the “Technical Report”).

I hold a Higher National Diploma (Mining) and have approximately 40 years mining experience in a range of management technical and consulting roles. I am a member of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (MAusIMM (CP). I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

I visited the Kemess mine on 7 December 2010 for two Days.

I am responsible for Sections 1 to 6, 15 to 16 and 18 to 27 of the Technical Report.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report Sections 1 to 6, 15 to 16, and 18 to 27 have been prepared in compliance with that instrument and form.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Brisbane Queensland Australia the 11 day of August 2011.

Original signed and sealed by
Michael J Thomas